Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

CONDENSED FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q4 and FY 2012 Condensed Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 828	14 781	0	2	56 673	58 566	-3	0
Divisional operating income	2 560	1 524	68	73	11 952	11 668	2	6
Corporate income & expense, net	-79	-207	-62	-61	-441	-670	-34	-31
Group operating income	2 481	1 317	88	94	11 511	10 998	5	8
As % of net sales	16.7	8.9			20.3	18.8

Income from associated companies	167	130	28	27	552	528	5	5
Interest expense	-199	-174	14	15	-724	-751	-4	-1
Other financial income and expense	-19	-12	58	nm	-96	-2	nm	nm
Taxes	-348	-51	nm	nm	-1 625	-1 528	6	8
Net income	2 082	1 210	72	77	9 618	9 245	4	7
EPS (USD)	0.84	0.49	71	79	3.93	3.83	3	6
Free cash flow	3 513	3 909	-10		11 383	12 503	-9
Core1
Operating income	3 674	3 550	3	5	15 160	15 909	-5	-2
As % of net sales	24.8	24.0			26.7	27.2

Net income	3 102	3 011	3	5	12 811	13 490	-5	-3
EPS (USD)	1.27	1.23	3	4	5.25	5.57	-6	-3
nm = not meaningful

Fourth quarter

Group net sales
Group net sales reached USD 14.8 billion (0%, +2% cc) in the fourth quarter. Currency had a negative impact of 2 percentage points.

As the Group begins to face generic competition to Diovan in the US, the continuing rejuvenation of our portfolio leaves us well-positioned to emerge from its impact. Recently launched products,2 which include Lucentis, Gilenya, Afinitor and Tasigna, continued to perform strongly. These products contributed USD 4.3 billion or 29% of Group net sales in the quarter, up from 25% a year ago.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, decreased to a net expense of USD 79 million in the fourth quarter compared to USD 207 million in the prior-year period, principally on account of reductions in environmental and other provisions. Taking into account 2012 core adjustments of USD 37 million, core corporate income and expense amounted to a net expense of USD 42 million in 2012 (2011: USD 210 million).

1 The Group’s core results – including core operating income, core net income and core earnings per share – exclude amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional. See further information and definition of core results on page 45.
2 Defined as products launched since 2007 except Sandoz (products launched in the last 24 months).

Group operating income
In the fourth quarter, the adjustments made to Group operating income to arrive at core operating income amounted to USD 1.2 billion (2011: USD 2.2 billion). These adjustments included the amortization of intangible assets of USD 731 million (2011: USD 742 million) and exceptional net expense of USD 462 million (2011: USD 1.5 billion).

Exceptional expenses in 2012 included a USD 64 million increase in contingent consideration related to a 2010 acquisition in Pharmaceuticals, USD 81 million of Alcon integration costs and USD 201 million related to impairment charges in various divisions. The previous year benefited from exceptional income of USD 186 million offset by a number of exceptional expense items totaling USD 1.7 billion, principally USD 903 million of Tekturna/Rasilez-related impairment and other charges.

Excluding these items, Group core operating income was up 3% (+5% cc) to USD 3.7 billion. Core operating income margin in constant currencies increased by 0.8 percentage points to 24.8% of net sales.

Income from associated companies
Income from associated companies, which comprises mainly the Novartis share of the estimated net result of Roche AG, increased to USD 167 million from USD 130 million in the year-ago period. This increase is primarily due to a higher estimated income contribution from Roche.

The core income from associated companies remained stable at USD 190 million.

Interest expense and other financial income/expense
Interest expense increased by USD 25 million to USD 199 million in the fourth quarter of 2012 from USD 174 million in the prior-year quarter. Other financial income and expense amounted to a net expense of USD 19 million compared to a net expense of USD 12 million in the prior-year period. The currency result remained unchanged.

Taxes
The tax rate (taxes as percentage of pre-tax income) increased to 14.3% in the fourth quarter. This is in line with the 2012 full year tax rate of 14.5% although significantly higher than the prior-year quarter of 4.0% which included cumulative catch-up adjustments in order to arrive at the full-year tax rate of 14.2 % in 2011.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 14.9% in the fourth quarter from 15.3% in the same period a year ago.

Net income and EPS
Group net income increased 72% (+77% cc) to USD 2.1 billion. EPS of USD 0.84 was up 71% (+79% cc) over the prior-year EPS of USD 0.49. Group core net income rose 3% (+5% cc) to USD 3.1 billion.

Core EPS was up 3% (+4% cc) to USD 1.27.

Full year

Group net sales
Group net sales amounted to USD 56.7 billion (-3%, 0% cc). Currency had a negative impact of 3 percentage points as a result of the strengthening of the dollar against most currencies. Recently launched products across our diversified portfolio grew 13% and contributed USD 16.3 billion or 29% of Group net sales, up from 25% a year ago.

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to a USD 441 million net expense, compared to USD 670 million in 2011, principally due to reductions in environmental, restructuring and other provisions and an exceptional gain of USD 51 million from the sale of a financial asset. Taking into account 2012 core adjustments of USD 103 million, core corporate income and expense decreased to a net expense of USD 338 million (2011: USD 552 million).

Group operating income
In 2012, the adjustments made to Group operating income to arrive at core operating income amounted to USD 3.6 billion (2011: USD 4.9 billion). These adjustments included the amortization of intangible assets of USD 2.9 billion (2011: USD 3.0 billion) and exceptional net expense of USD 773 million (2011: USD 1.9 billion).

The significant exceptional expense items, net, in 2012 were USD 149 million for a US restructuring in Pharmaceuticals and USD 265 million of Alcon integration costs, which were offset by exceptional gains of USD 472 million. The previous year benefited from exceptional product divestment and other gains of USD 1.0 billion, offset by a number of exceptional items totaling USD 2.9 billion, principally Tekturna/Rasilez-related impairment and other charges of USD 903 million, restructuring charges of USD 487 million and a legal settlement of USD 204 million.

Excluding these items, Group core operating income declined to USD 15.2 billion (-5%, -2% cc). Core operating income margin in constant currencies decreased by 0.7 percentage points. A positive currency impact of 0.2 percentage points resulted in a core operating income margin of 26.7% of net sales.

Income from associated companies
Income from associated companies increased to USD 552 million from USD 528 million in 2011 primarily due to Roche.

The core income from associated companies decreased to USD 755 million from USD 779 million in 2011.

Interest expense and other financial income/expense
The interest expense decreased to USD 724 million in 2012 from USD 751 million in 2011 as a result of lower average gross financial debt compared to the prior year. Other financial income and expense amounted to a net expense of USD 96 million compared to a net expense of USD 2 million in 2011, mainly as a result of currency losses.

Taxes
The tax rate (taxes as percentage of pre-tax income) increased slightly to 14.5% in the full year 2012 from 14.2% in 2011.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 15.1% in 2012 from 15.3% in 2011.

Net income and EPS
Group net income was USD 9.6 billion (+4%, +7% cc), in line with operating income. EPS increased by 3% (+6% cc) to USD 3.93. Core net income was down 5% (-3% cc) to USD 12.8 billion, in line with core operating income. Core EPS declined 6% (-3% cc) to USD 5.25.

Pharmaceuticals
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 276	8 313	0	1	32 153	32 508	-1	2
Operating income	1 924	825	133	141	9 598	8 296	16	19
As % of net sales	23.2	9.9			29.9	25.5
Core operating income	2 281	2 289	0	1	10 213	10 040	2	5
As % of net sales	27.6	27.5			31.8	30.9

Fourth quarter

Net sales
Net sales of USD 8.3 billion (0%, +1% cc) were driven by 8 percentage points of volume growth partly offset by the negative impact of generic competition (USD 0.6 billion, -7 percentage points) and slightly negative pricing. Products launched since 2007 generated USD 3.1 billion of net sales, growing 26% in constant currencies over the same period last year. These recently launched products – including Lucentis, Exforge, Gilenya, Tasigna, Galvus, Exjade, Exelon Patch, Afinitor, Arcapta Neohaler/Onbrez Breezhaler and Ilaris – contributed 38% of division net sales, compared to 30% in the same period last year.

Regionally, Europe (USD 2.7 billion, -2% cc) saw a strong performance of recently launched products, which contributed 47% of net sales for the region. This was offset by generic competition, mainly for Diovan, as well as negative price effects. US sales (USD 2.6 billion, 0% cc) benefitted from continued strong performance for Tasigna, Gilenya and Afinitor, as well as the delayed entry of a generic form of mono-substance Diovan that offset the generic competition to combination product Diovan HCT following the loss of exclusivity for both forms of the drug on September 21, 2012. Japan’s performance (USD 1.1 billion, +2% cc) improved versus the prior-year period as new launches more than offset the biennial price cut. Latin America and Canada (USD 0.8 billion, +5% cc) maintained solid growth rates supported by new product launches, partly offset by the Diovan generic impact in Canada. Emerging Growth Markets (USD 2.0 billion, +4% cc) – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – were driven by particularly strong growth in China and India.

Oncology (USD 2.9 billion, +6% cc) delivered strong growth from the continued performance of our Bcr-Abl franchise, with Gleevec/Glivec and Tasigna delivering combined sales of USD 1.5 billion (+3% cc) in the fourth quarter, as well as Sandostatin (USD 389 million, +6% cc) and Afinitor, which showed accelerated growth of 108% over the previous-year quarter, contributing USD 273 million. Primary Care franchise performance (USD 1.7 billion, -11% cc) was impacted by the expected sales decline in Diovan (USD 1.0 billion, -23% cc) due to the loss of exclusivity in US, Europe and Canada. Excluding Diovan, Primary Care grew 14% in constant currencies, underpinned by the continued strong uptake of Galvus (USD 255 million, +33% cc) and Exforge (USD 361 million, +14% cc). In Specialty Care, the Neuroscience franchise (USD 0.8 billion, +17% cc) saw strong growth from Gilenya (USD 349 million, +74% cc) following successful launches in the US, Europe and other markets. The Ophthalmics franchise (USD 0.7 billion, +15% cc) benefited from the strong performance of Lucentis (USD 634 million, +17% cc).

Operating income
Operating income was USD 1.9 billion (+133%, +141% cc), mainly driven by prior-year charges for Tekturna/Rasilez of USD 903 million. As a result, the operating income margin increased by 13.5 percentage points in constant currencies; currency had a negative impact of 0.2 percentage points, resulting in an operating income margin of 23.2% of net sales.

Adjustments to arrive at core operating income amounted to USD 357 million, mainly USD 272 million for the amortization of intangible assets and impairments, and a USD 64 million increase in contingent consideration related to a 2010 acquisition. The prior-year adjustments amounted to USD 1.5 billion, principally related to Tekturna/Rasilez of USD 903 million and other impairments related to the termination of development programs.

Core operating income was flat (0%, +1% cc) at USD 2.3 billion. Core operating income margin in constant currencies increased 0.1 percentage points with no currency impact, resulting in a core operating income margin of 27.6% of net sales. Gross margin decreased by 0.4 percentage points, mainly due to higher royalties. As a percentage of net sales, R&D, Marketing & Sales and General & Administration expenses improved margin by 0.7 percentage points (cc) as continuing productivity efforts more than offset significant investments in new product launches. Other Income and Expense, net reduced margin by 0.2 percentage points (cc).

Full year

Net sales
Net sales were USD 32.2 billion (-1%, +2% cc), driven by 8 percentage points of volume growth, partially offset by the negative impact of generic competition (USD 1.9 billion, -6 percentage points) and slightly negative pricing. Recently launched products, growing 28% in constant currencies from the prior year, contributed USD 11.4 billion or 35% of net sales for the division, compared to 28% in 2011.

Regionally, Europe (USD 10.2 billion, -5% cc) saw a strong performance of recently launched products but was impacted by generic competition, mainly for Diovan, and by negative price effects. Performance in the US (USD 10.4 billion, +4% cc) benefitted from robust growth for Tasigna, Gilenya and Afinitor, and was only partly impacted by generic competition to Diovan (USD 2.1 billion, -11% cc). With respect to Diovan mono-substance, no generic competitor was launched in the fourth quarter in the US. Japan’s performance (USD 4.0 billion, +3% cc) improved versus 2011 due to new launches which more than offset the biennial price cut. Latin America and Canada (USD 3.1 billion, +9% cc) achieved strong growth rates fueled by new product launches despite the Diovan generic impact in Canada. Emerging Growth Markets (USD 7.4 billion, +6% cc) were driven by double-digit growth in China and India.

Operating income
Operating income grew 16% (+19% cc) to USD 9.6 billion, partly driven by prior-year charges for Tekturna/Rasilez of USD 903 million. The operating income margin increased by 4.3 percentage points in constant currencies with a positive currency impact of 0.1 percentage points resulting in an operating income margin of 29.9% of net sales.

Adjustments to arrive at core operating income amounted to USD 615 million, consisting of USD 322 million for the amortization of intangible assets, USD 238 million of impairments and USD 55 million of other exceptional charges. The prior-year adjustments amounted to USD 1.7 billion, principally related to impairment and other charges of USD 903 million for Tekturna/Rasilez and restructuring charges of USD 420 million offset by a USD 334 million gain due to the divestment of Elidel®.

Core operating income increased by 2% (+5% cc) to USD 10.2 billion. In constant currencies, core operating income margin improved by 0.7 percentage points due to continuing productivity efforts. Currency had a positive impact of 0.2 percentage points resulting in a core operating income margin of 31.8% of net sales. The underlying gross margin decreased by 1.1 percentage points (cc), mainly driven by royalties and product mix. As a percentage of net sales, R&D, Marketing & Sales and General & Administration expenses improved operating income margin by 1.1 percentage points (cc). Other Income and Expense, net also improved margin by 0.7 percentage points (cc).

Pharmaceuticals product review

All comments below focus on fourth quarter movements.

PRIMARY CARE
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	992	1 318	-25	-23	4 417	5 665	-22	-21
Exforge	361	323	12	14	1 352	1 209	12	16
Subtotal Valsartan Group	1 353	1 641	-18	-16	5 769	6 874	-16	-14
Tekturna/Rasilez	81	108	-25	-23	383	557	-31	-29
Subtotal Hypertension	1 434	1 749	-18	-16	6 152	7 431	-17	-16
Galvus	255	199	28	33	910	677	34	43
Arcapta Neohaler/Onbrez Breezhaler	38	32	19	25	134	103	30	39
Other	3	0	nm	nm	3	0	nm	nm
Total strategic franchise products	1 730	1 980	-13	-11	7 199	8 211	-12	-10
Established medicines	350	450	-22	-20	1 532	1 795	-15	-11
Total	2 080	2 430	-14	-12	8 731	10 006	-13	-10

Diovan Group (USD 1.0 billion, -23% cc), consisting of mono-substance Diovan and combination product Diovan HCT, saw worldwide sales decline due to the loss of exclusivity in the EU, Canada and US. Performance was sustained in key Emerging Growth Markets such as China, as well as select countries in Latin America, Asia Pacific, Middle East and Africa. On September 21, 2012, Diovan lost exclusivity in the US. With respect to Diovan mono-substance (53% of Diovan Group sales in the US in 2011), no generic competitor has yet been approved by the FDA. Generic competition could come at any time. Diovan HCT is facing competition from a single generic competitor holding 180-day exclusivity and from Sandoz with an authorized generic.

Exforge Group (USD 361 million, +14% cc), which includes Exforge and Exforge HCT, continued to grow at a solid double-digit rate, fueled by continued demand in the US, Asia Pacific and Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge delivered double-digit growth globally and is now available for patients in more than 100 countries. Exforge HCT, which consists of Exforge with a diuretic in a single pill, is now available in over 60 countries.

Galvus Group (USD 255 million, +33% cc), which includes Galvus (vildagliptin), an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, continued to deliver strong growth across markets including Europe, Japan, Latin America and Asia Pacific. The strong performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus is currently approved in more than 100 countries. Eucreas was the first single-pill combining a DPP-4 inhibitor and metformin to be launched in Europe and is currently approved in more than 85 countries.

Tekturna/Rasilez (USD 81 million, -23% cc) sales declined following label updates in the EU, US and Japan. The label updates followed our decision in December 2011 to halt the ALTITUDE study. Patient safety is the highest priority for Novartis and we are sharing the end-of-treatment results which confirmed the preliminary findings with health authorities worldwide as required. Novartis voluntarily ceased to market Valturna, a single-pill combination containing aliskiren and valsartan, in the US as of July 2012.

Arcapta Neohaler/Onbrez Breezhaler (USD 38 million, +25% cc) continued to grow strongly worldwide as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in more than 90 countries.

ONCOLOGY
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 179	1 238	-5	-4	4 675	4 659	0	4
Tasigna	291	207	41	43	998	716	39	44
Subtotal Bcr-Abl franchise	1 470	1 445	2	3	5 673	5 375	6	9
Sandostatin	389	374	4	6	1 512	1 443	5	8
Zometa	322	368	-13	-11	1 288	1 487	-13	-11
Exjade	237	229	3	6	870	850	2	7
Afinitor/Votubia	273	133	105	108	797	443	80	85
Femara	111	134	-17	-15	438	911	-52	-50
Other	56	46	22	21	173	163	6	10
Total	2 858	2 729	5	6	10 751	10 672	1	4

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, reached USD 1.5 billion (+3% cc) in the fourth quarter.

Gleevec/Glivec (USD 1.2 billion, -4% cc) declined (principally as a result of lower tenders in certain markets and generic competition in Brazil) as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST), as an adjuvant treatment for certain adult patients following resection of KIT+ GIST, and as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML).

Tasigna (USD 291 million, +43% cc) grew rapidly as a more effective, targeted therapy than Gleevec/Glivec for certain adult patients with Ph+ CML. It is currently approved as first-line therapy for patients with Ph+ CML in the chronic phase in more than 80 countries globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is also approved as a second-line treatment for patients with Ph+ CML in chronic and accelerated phases in more than 100 countries. Tasigna market share continues to rise in both the first-line and second-line settings.

Afinitor/Votubia (USD 273 million, +108% cc), an oral inhibitor of the mTOR pathway, accelerated its strong growth trajectory in the fourth quarter following recent regulatory approvals. In October, the EMA granted approval for Votubia as a treatment for adult patients with renal angiomyolipoma associated with tuberous sclerosis complex (TSC), marking the fifth approved indication for this product in the EU. Afinitor is also approved in five indications in the US. In November, the Japanese health authority approved Afinitor for the treatment of renal angiomyolipoma and subependymal giant cell astrocytoma (SEGA) associated with TSC. Everolimus, the active ingredient in Afinitor/Votubia, is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Sandostatin (USD 389 million, +6% cc), a somatostatin analogue used to treat patients with acromegaly as well as patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors, continued to benefit from increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 26 countries with additional filings underway. Sandostatin LAR is also approved in 39 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

Jakavi (USD 21 million) grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases approved in the EU and Canada for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is approved in more than 30 countries with additional worldwide regulatory filings underway.

Exjade (USD 237 million, +6% cc), a once-daily oral therapy for blood transfusion iron overload approved in more than 100 countries, saw steady sales growth, driven by Japan, Asia, the Middle East, Canada and Europe. Worldwide regulatory filings are underway for Exjade as a treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia (NTDT) syndromes, a diverse group of genetic disorders that affect red blood cell production, causing anemia. In November, the EMA’s CHMP adopted a positive opinion for Exjade use in these patients, which was followed by EU approval in December.

Zometa (USD 322 million, -11% cc), which is used in the oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated in the fourth quarter due to competition.

SPECIALTY CARE

Neuroscience
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gilenya	349	203	72	74	1 195	494	142	147
Exelon/Exelon Patch	266	271	-2	0	1 050	1 067	-2	2
Comtan/Stalevo	114	152	-25	-24	530	614	-14	-11
Extavia	44	39	13	16	159	154	3	9
Other (including Fanapt)	11	17	-35	-23	62	46	35	38
Total strategic franchise products	784	682	15	17	2 996	2 375	26	30
Established medicines	118	133	-11	-9	483	547	-12	-7
Total	902	815	11	13	3 479	2 922	19	23

Gilenya (USD 349 million, +74% cc) continued to show rapid growth as the first once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, and achieved blockbuster status in the fourth quarter with USD 1.2 billion in annual sales. Gilenya is now approved in more than 65 countries, and it is estimated that more than 53,000 patients have been prescribed the commercial product and total patient exposure is approximately 62,000 patient years. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Exelon/Exelon Patch (USD 266 million, 0% cc) combined sales were steady in the fourth quarter. Exelon Patch, the transdermal form of the medicine, grew 15% in constant currencies and generated 89% of total Exelon sales in the quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia.

Ophthalmics
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	634	550	15	17	2 398	2 050	17	22
Other	21	28	-25	-23	88	113	-22	-16
Total	655	578	13	15	2 486	2 163	15	20

Lucentis (USD 634 million, +17% cc) grew strongly as the only anti-VEGF therapy licensed in many countries for three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is approved in more than 100 countries and individualized treatment consistent with its EU label is the standard of care. Lucentis is approved for the treatment of visual impairment due to DME and visual impairment due to macular edema secondary to RVO in more than 80 countries. Since its launch in 2007, Lucentis has accumulated more than 1.5 million patient-treatment years of exposure. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	216	234	-8	-5	821	903	-9	-6
Myfortic	164	146	12	14	579	518	12	16
Zortress/Certican	58	49	18	21	210	187	12	20
Ilaris	19	12	58	61	72	48	50	56
Other	105	92	14	14	398	363	10	14
Total strategic franchise products	562	533	5	7	2 080	2 019	3	7
Everolimus stent drug	45	44	2	5	256	256	0	5
Established medicines	329	304	8	9	1 160	1 220	-5	-3
Total	936	881	6	8	3 496	3 495	0	3

Zortress/Certican (USD 58 million, +21% cc), a transplantation medicine available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate solid growth. It is also approved to prevent organ rejection for liver transplant patients in the EU, Argentina, Chile and Philippines. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 19 million, +61% cc) showed strong growth as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), for which it is approved in over 60 countries. In January, the CHMP of the EMA has adopted a positive opinion of Ilaris (canakinumab) for the treatment of patients whose acute gouty arthritis cannot be managed with standard of care. Approval by the European Commission is expected in the first half of 2013.

Critical Care
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	130	130	0	2	504	478	5	12
TOBI	90	79	14	16	317	296	7	9
Total	220	209	5	7	821	774	6	11

Xolair (USD 130 million, +2% cc), currently approved in more than 90 countries as a treatment for persistent allergic asthma, continued to grow strongly in Europe, Japan, Canada and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book US sales. A Phase III trial is progressing to support registration in China. Omalizumab, the active ingredient in Xolair, is also in Phase III development for the treatment of a debilitating skin disease called chronic idiopathic (or spontaneous) urticaria, with regulatory filing planned in 2013.

TOBI (USD 90 million, +16% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler formulations of the antibiotic tobramycin, remained stable with TOBI Podhaler capturing 15% of total sales in Q4 (13% for FY). TOBI Podhaler is approved in the EU, Canada, Switzerland and other countries for the management of Pseudomonas aeruginosa infection in cystic fibrosis patients aged six years and older. In the US, Novartis has responded to the FDA’s October 2012 Complete Response Letter for TOBI Podhaler (the provisional US trade name) and anticipates an FDA action in the middle of 2013. An FDA Advisory Committee previously voted 13 to 1 that there was adequate evidence of efficacy and safety to support its use in the proposed indication.

Alcon
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 576	2 425	6	8	10 225	9 958	3	5
Operating income	323	236	37	43	1 465	1 472	0	6
As % of net sales	12.5	9.7			14.3	14.8
Core operating income	899	796	13	15	3 698	3 492	6	9
As % of net sales	34.9	32.8			36.2	35.1

Fourth quarter

Net sales
Alcon net sales grew 6% (+8% cc) to USD 2.6 billion in the fourth quarter. All three franchises contributed to growth, which accelerated primarily due to distributor buying patterns and cycling over a weak prior-year quarter in seasonal allergy and multi-purpose product sales.

The Surgical franchise (+8%, +10% cc) benefitted from strong surgical equipment sales, growth in intraocular lenses (IOLs), and Emerging Growth Markets. Ophthalmic Pharmaceuticals (+5%, +7% cc) was led by solid performance of the Systane (Dry Eye) family and fixed combination glaucoma products in non-US markets, partially offset by weaker sales of Travatan (Glaucoma) in the US. Vision Care grew (+4%, +6% cc) as a result of solid sales of contact lenses and a weak previous-year comparator in multi-purpose product sales.

Sales growth was led by Asia (+17%, +15% cc), as a result of strong Surgical and Ophthalmic Pharmaceuticals sales. Japan (+6%, +11% cc) grew due to a weak allergy season prior-year comparator, and growth in the US (+6%) was led by Surgical (+8%, +8% cc). Sales in Europe, Middle East and Africa (+2%, +5% cc) grew with solid performances in both Ophthalmic Pharmaceuticals and Surgical while Latin America (+0%, +4% cc) delivered modest sales growth.

Operating income
Operating income increased 37% (+43% cc) to USD 323 million driven by sales growth and strong productivity and integration synergies. Included in operating income are amortization of intangible assets of USD 480 million and integration costs of USD 83 million.

Adjustments to arrive at core operating income amounted to USD 576 million (2011: USD 560 million), mainly driven by the amortization of intangible assets of USD 480 million (2011: USD 477 million).

Alcon increased core operating income by 13% (+15% cc) to USD 899 million, delivering strong operating leverage through productivity gains and the realization of post-integration synergies (USD 82 million), while continuing to invest in Emerging Growth Markets and R&D. Constant currency core operating margin increased by 2.3 percentage points, with a negative currency impact of 0.2 percentage points, resulting in a net increase of 2.1 percentage points to 34.9% of net sales. Gross margin decreased 0.6 percentage points (cc) to 73.5% of net sales driven by higher equipment sales. Marketing & Sales expenses, which represented 23.7% of net sales, improved by 3.0 percentage points (cc) due to synergies. General & Administration expenses improved 0.2 percentage points (cc) versus the previous year to 4.9% of net sales. Investments in R&D represented 8.8% of net sales, improving 0.9 percentage points (cc) from the prior-year period.

Full year

Net sales
Net sales expanded 3% (+5% cc) to USD 10.2 billion for the year, driven by sales growth in Surgical (+5%, +8% cc), Ophthalmic Pharmaceuticals (+2%, +5% cc), and Vision Care (+1%, +4% cc).

Surgical sales growth was led by robust sales of Cataract, Vitreoretinal and Refractive equipment, advanced technology IOLs and procedural growth in Emerging Growth Markets. Ophthalmic Pharmaceuticals sales benefited from growth of the Systane (Dry Eye), Nevanac (Inflammation) and Durezol (Inflammation) brands, as well as strong growth in combination glaucoma brands DuoTrav and Azarga. The Ophthalmic Pharmaceuticals performance was offset by sales of Travatan in the US with the generic entry of latanoprost into the glaucoma category. Vision Care maintained its solid sales performance with growth of Air Optix, a strong launch uptake of Dailies Total1 lenses in Europe, and modest growth in the lens care solution business.

Operating income
Operating income of USD 1.5 billion (0%, +6% cc) included amortization of intangible assets of USD 1.9 billion and integration costs of USD 264 million, whereas 2011 included an exceptional income of USD 268 million.

Adjustments to arrive at core operating income amounted to USD 2.2 billion (2011: USD 2.0 billion), mainly driven by the amortization of intangible assets of USD 1.9 billion (2011: USD 1.9 billion).

Alcon increased core operating income to USD 3.7 billion (+6%, +9% cc), delivering strong operating leverage through productivity gains and the realization of merger-related cost synergies (2012: USD 297 million), while continuing to invest in Emerging Growth Markets and R&D. Core operating margin (cc) increased by 1.1 percentage points to 36.2% of net sales. Gross margin improved 0.4 percentage points to 74.6% of net sales driven by procurement savings and productivity initiatives. Marketing & Sales expenses, which represented 24.1% of net sales, improved by 1.4 percentage points (cc) due to synergies. General & Administration expenses improved 0.1 percentage points (cc) to 4.9% of net sales. Investments in R&D represented 9.1% of net sales, decreasing 0.4 percentage points (cc) from the prior year.

Alcon product review

All comments below focus on fourth quarter movements.

Surgical
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Cataract products	777	732	6	7	2 932	2 858	3	6
IOLs – Cataract	333	318	5	6	1 281	1 276	0	4
Vitreoretinal products	158	136	16	17	578	529	9	12
Refractive/Other	69	60	15	17	242	200	21	24
Total	1 004	928	8	10	3 752	3 587	5	8

Global Surgical sales expanded 8% (+10% cc) to USD 1.0 billion in the fourth quarter driven by strong growth in Asia, Japan and Latin America. Advanced technology IOLs performed well (+14%, +15% cc), led by AcrySof IQ Toric, which delivered another quarter of strong growth (+20%, +21% cc). LenSx femtosecond refractive cataract lasers continued to grow strongly over the previous-year quarter, with continued global launches contributing to strong LenSx uptake (+80%, +79% cc). The Vitreoretinal portfolio (+16%, +17% cc) was bolstered by strong sales of Constellation equipment while the Refractive/Other segment continued its solid growth (+15%, +17% cc).

Ophthalmic Pharmaceuticals
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Glaucoma	304	315	-3	-2	1 259	1 287	-2	1
Allergy/Otic/Nasal	186	164	13	14	901	884	2	3
Infection/Inflammation	262	240	9	11	1 011	967	5	8
Dry Eye/Other	214	197	9	9	848	810	5	8
Total	966	916	5	7	4 019	3 948	2	5

Global sales of Ophthalmic Pharmaceuticals products totaled USD 966 million (+5%, +7% cc) in the fourth quarter. Sales growth of glaucoma products in non-US markets (+3%, +6% cc) was led by Azarga/DuoTrav, offset by the impact of generic prostaglandin competition on Travatan in the US. Allergy sales, including Pataday/Patanol products, grew sharply due to weak prior-year comparator in Japan while Otic/Nasal products delivered modest growth. In the Infection/Inflammation segment, sales were led by continued solid gains of Nevanac/Durezol (+24%, +24% cc). Sales of Dry Eye/Other products were led by the Systane product family (+23%, +24% cc) partially offset by the decline of non-key brands.

Vision Care
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Contact lenses	424	408	4	5	1 732	1 701	2	5
Contact lens care	182	173	5	7	722	722	0	2
Total	606	581	4	6	2 454	2 423	1	4

Vision Care achieved its strongest quarterly performance since the 2011 merger, with global sales up 4% (+6% cc) to USD 606 million. Contact lens performance was driven by the continued growth of Air Optix (+6%, +7% cc). Regionally, strong sales growth of the Dailies brand in the US and contact lenses in Asia and Japan contributed to performance. Dailies Total1 has had continued success following launches in several European countries with strong sales growth. Contact lens solution sales (+5%, +7% cc) also grew strongly due to weak previous-year multi-purpose product sales and continued Aosept/Clear Care hydrogen peroxide solution sales growth.

Sandoz
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 387	2 294	4	6	8 702	9 473	-8	-4
Operating income	284	394	-28	-29	1 091	1 422	-23	-24
As % of net sales	11.9	17.2			12.5	15.0
Core operating income	414	408	1	1	1 503	1 921	-22	-21
As % of net sales	17.3	17.8			17.3	20.3

Fourth quarter

Net sales
Sandoz net sales grew 4% (+6% cc) over the prior-year period to USD 2.4 billion. Fougera contributed 7 percentage points of growth from four months of sales reported in the fourth quarter. Excluding Fougera, volume was flat and price had a negative impact of 1 percentage point. Strong double-digit sales growth in Central and Eastern Europe, Latin America, and the Middle East and Africa, as well as high single-digit growth in Western Europe and Asia, was offset by the enoxaparin-driven sales decline in the US.

US retail generics and biosimilars sales (USD 757 million, +4% cc) increased due to the inclusion of Fougera and sales from the authorized generic launch of valsartan HCT (generic Diovan HCT), partially offset by competitor pricing reductions on enoxaparin (generic Lovenox®, USD 85 million versus USD 225 in the prior-year quarter). Western Europe retail generics and biosimilars showed strong growth of 9% (cc), driven by double-digit growth in France, the UK and Belgium. German sales of retail generics and biosimilars (USD 315 million, -4% cc) declined, primarily as a result of the continued penetration of low-priced statutory health insurance tenders. Japan grew 10% (cc). Emerging Growth Markets performed strongly, led by Central and Eastern Europe (+14% cc), the Middle East and Africa (+19% cc) and Latin America (+14% cc). Asia grew 9% (cc) in the quarter.

Sandoz continued to strengthen its number one global position in biosimilars (USD 92 million, +22% cc), and saw strong momentum across all three of its products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective segment. Zarzio now has over 20% volume share in Europe in the short-acting G-CSF segment, and Omnitrope recently became the second-largest human growth hormone in the US with over 19% share in a market with five originators.

Operating income
Operating income decreased by 28% (-29% cc) to USD 284 million, driven by a USD 106 million exceptional gain in the prior-year quarter, the decline in high-margin enoxaparin sales and continued investments in quality assurance and manufacturing as well as clinical trials for future biosimilars and respiratory products. The operating income margin decreased by 5.7 percentage points (cc), partly offset by a positive currency impact of 0.4 percentage points, to 11.9% of net sales.

Adjustments to arrive at core operating income amounted to USD 130 million (2011: USD 14 million), mainly driven by the amortization of intangible assets of USD 96 million (2011: USD 95 million) and a USD 106 million reduction of a contingent consideration obligation in the prior-year quarter.

Core operating income increased by 1% (+1% cc) to USD 414 million. The addition of the Fougera business contributed 2.9 percentage points (cc) to core operating income. Core operating income margin in constant currencies decreased by 0.8 percentage points, partly offset by a positive currency impact of 0.3 percentage points, resulting in a net decrease of 0.5 percentage points to 17.3% of net sales. Gross margin decreased by 0.3 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. As a percentage of net sales, Marketing & Sales expenses increased by 0.5 percentage points (cc) driven by investments into rapidly growing businesses, including biosimilars. R&D expenses decreased by 0.1 percentage points (cc) as development investments into our biosimilars and respiratory pipeline grew slower than sales in the quarter. General & Administration expenses decreased by 0.1 percentage points (cc) due to cost-containment measures. Other Income and Expense, net increased by 0.2 percentage points (cc) due to higher net cost of litigation and legal settlements.

Full year

Net sales
Net sales decreased by 8% (-4% cc) in 2012 to USD 8.7 billion as a result of declines in the US retail generics and biosimilars (-17% cc) and Germany (-7% cc), partly offset by double-digit sales growth in Western Europe (+10% cc), Asia (+17% cc) and biosimilars (+36% cc). Total volume decreased 1 percentage point due to increased competition on US sales of enoxaparin (USD 451 million in the 2012 period compared to USD 1.0 billion in 2011), high prior-year sales of US authorized generics gemcitabine and lansoprazole, and lower sales in Germany. Price erosion, primarily driven by the US decline in enoxaparin, was 5 percentage points in the year. Fougera contributed 2 additional percentage points of growth from the inclusion of approximately five months of sales in 2012.

Operating income
Operating income declined 23% (-24% cc) to USD 1.1 billion. The operating income margin fell by 3.1 percentage points in constant currencies, with a positive currency impact of 0.6 percentage points resulting in an operating income margin of 12.5% of net sales. This decline was due to enoxaparin-driven price erosion and continued investments into quality assurance and manufacturing as well as the development of future biosimilars and respiratory products.

Adjustments to arrive at core operating income amounted to USD 412 million (2011: USD 499 million). These consist principally of amortization of intangible assets of USD 364 million (2011: USD 383 million) and costs related to Fougera acquisition of USD 62 million. These were partly offset by a USD 59 million reduction in contingent consideration related to a business combination (2011: USD 106 million) and lower legal costs compared to the prior year of USD 204 million.

Core operating income decreased by 22% (-21% cc) to USD 1.5 billion. The addition of the Fougera business contributed 1.0 percentage points (cc) to core operating income. Core operating income margin in constant currencies decreased by 3.7 percentage points, partly offset by a positive currency impact of 0.7 percentage points, resulting in a core operating income margin of 17.3% of net sales. Gross margin decreased by 0.9 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. As a percentage of net sales, Marketing & Sales expenses increased by 1.5 percentage points (cc) as a consequence of investments into growing businesses in biosimilars, Western Europe and Emerging Growth Markets. R&D expenses increased by 1.1 percentage points (cc) as a result of our investments into our biosimilars and respiratory pipeline and General & Administration expenses increased by 0.2 percentage points (cc). Other Income and Expense, net was unchanged compared to 2011.

Vaccines and Diagnostics
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	628	671	-6	-5	1 858	1 996	-7	-4
Operating income/loss	41	42	-2	-8	-250	-249	0	13
As % of net sales	6.5	6.3			-13.5	-12.5
Core operating income/loss	99	101	-2	-5	-75	135	nm	nm
As % of net sales	15.8	15.1			-4.0	6.8
nm – not meaningful

Fourth quarter

Net sales
Net sales were USD 628 million (-6%, -5% cc) for the quarter compared to USD 671 million in 2011. Contributing factors to the sales decline are higher pre-pandemic sales and diagnostics shipments in the prior-year period.

Main sales drivers for the quarter were Bulk Pediatric, Influenza and Meningococcal franchises, including a strong performance by Menveo.

Operating income
Reported operating income was USD 41 million for the quarter compared to USD 42 million in the prior year despite lower sales and the continued investment and ramp-up in manufacturing for the upcoming launches of Bexsero and Flucelvax, which were offset by the phasing of costs associated with R&D projects.

Core operating income for the period was USD 99 million compared to USD 101 million for the same period in 2011.

Full year

Net sales
Net sales were USD 1.9 billion (-7%, -4% cc) for the full year 2012 compared to USD 2.0 billion in 2011. The full year 2011 was impacted by the release of bulk pediatric shipments that had been delayed from the fourth quarter of 2010 and a one-time pre-pandemic sale.

The growth of our Meningococcal franchise was underpinned by Menveo, which continued to gain market share both in the US and the rest of the world, with sales of over USD 164 million (+18% cc) in 2012.

Operating income/loss
Reported operating loss was USD 250 million for 2012 compared to a loss of USD 249 million in 2011. 2012 included a licensing settlement benefit of USD 56 million, while 2011 included an impairment of USD 135 million related to a financial asset. Excluding these items, there was an operating loss as a result of lower sales and the manufacturing ramp-up for upcoming launches of Bexsero and Flucelvax.

Core operating loss in 2012 was USD 75 million compared to income of USD 135 million in 2011.

Consumer Health
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	961	1 078	-11	-10	3 735	4 631	-19	-16
Operating loss/income	-12	27	nm	nm	48	727	-93	-89
As % of net sales	-1.2	2.5			1.3	15.7
Core operating income	23	166	-86	-84	159	873	-82	-78
As % of net sales	2.4	15.4			4.3	18.9

Fourth quarter

Net sales
Consumer Health net sales declined 11% (-10% cc) to USD 961 million in the fourth quarter primarily due to the absence of shipments from the Lincoln, Nebraska manufacturing facility, partially offset by the re-launch of OTC and Animal Health products produced at third-party manufacturers in 2012. Consumer Health continues to make progress upgrading and improving the Lincoln facility, including preparations for an anticipated FDA re-inspection in the first quarter of 2013 prior to resuming shipments of select Animal Health and OTC products.

Fourth quarter sales declined for OTC versus the same period last year, mainly driven by the absence of shipments from Lincoln, partially offset by provisions related to product recalls booked in the prior-year quarter. Despite weak economic conditions in Southern Europe and government austerity measures negatively impacting sales, OTC continued to gain market share in most European countries. China continued its strong performance and market share growth behind Voltaren and Lamisil. Russia delivered another quarter of double digit-growth and continued to gain market share for the quarter with Voltaren, Otrivin and a good start to the cough-and-cold season. Voltaren, the world’s leading OTC topical pain brand, continued to grow sales at a double-digit rate supported by the successful launch of an extra strength and extended relief (12 hours) formulation in several European markets. Otrivin, the world’s leading nasal spray, continued to grow sales behind strong performance in several European markets.

Animal Health reported a sales decline versus the fourth quarter of 2011 due to limited sales of companion animal products manufactured at the Lincoln facility, mainly impacting the US and Canada. Deramaxx, a non-steroidal anti-inflammatory drug (NSAID) for dogs, resumed sales in December sourced from a third-party manufacturer. Excluding the Lincoln brands, Animal Health grew in line with the market. China, India and Russia delivered double-digit growth. In Europe, the business delivered single-digit growth, led by Germany and the United Kingdom. Milbemax held its position as the leading de-wormer for cats and dogs across that region. Denagard, an oral anti-infective for pigs and poultry, continued to drive growth across several markets with particularly strong results in the US and China. Recent launches of Atopica for atopic dermatitis control in cats and Onsior for managing pain in cats and dogs continued to drive market share gains in their respective categories.

Operating income
Consumer Health reported a fourth quarter operating loss of USD 12 million versus the prior-year quarter income of USD 27 million. The decrease was largely due to the impact of the suspension of production at the Lincoln facility and related one-time charges as well as investments in quality upgrades at Consumer Health manufacturing sites, partially offset by the 2011 one-time charges related to Lincoln.

Operating income margin declined 3.7 percentage points to -1.2% of net sales, including a negative currency impact of 0.4 percentage points. Core operating income declined 86% (-84% cc) to USD 23 million and core operating income margin declined 13.0 percentage points to 2.4% of net sales largely due to the suspension of production at Lincoln.

Disruption in supply and one-time costs to upgrade quality at the Lincoln manufacturing facility generated a gross margin decline of 12.8 percentage points (cc). As a percentage of net sales, Marketing & Sales expenses increased by 0.4 percentage points (cc), R&D expenses increased 1.6 percentage points (cc) and General & Administration expenses increased 0.4 percentage points (cc) as strong cost-containment initiatives across the organization could not offset the significant margin impact of lower sales. Both Consumer Health businesses continued to increase overall R&D spending to support their future pipelines and also increased Marketing & Sales spend into products and markets that were not affected by the supply shortages driving market share gains. Other Income and Expense, net improved by 2.6 percentage points (cc) largely from income from the divestment of a non-core brand in Europe in the fourth quarter of 2012.

Full year

Net sales
Consumer Health sales declined 19% (-16% cc) in 2012 to USD 3.7 billion mainly due to the impact of the suspension of production at Lincoln.

OTC’s net sales declined sharply versus the previous year mainly due to Lincoln. Also contributing to the full-year sales decline was a weak cough-and-cold season earlier in the year, as well as continued economic deterioration and government austerity measures in several European markets. Despite weak economic conditions, OTC gained market share in most European countries and is growing significantly ahead of the market in key Emerging Growth Markets, notably Russia and China. Increased advertising and promotion investments in growth brands like Voltaren and Otrivin, the launch of line extensions, and the improvement of commercial execution are the key drivers for these market share gains.

Animal Health reported a sales decline for the full year as a result of limited sales of companion animal products manufactured at Lincoln. Excluding the Lincoln brands, Animal Health maintained strong single-digit growth. The US continued to show strong momentum, delivering double-digit sales growth excluding the Lincoln brands, mainly driven by Denagard, Atopica and Capstar. Emerging Growth Markets posted high single-digit sales growth, with particularly strong performances in China, India, Russia and Brazil.

Operating Income
Consumer Health reported an operating income of USD 48 million versus prior-year income of USD 727 million largely due to the impact of the suspension of production and quality upgrade investments at Lincoln, as well as higher income in 2011 from the divestment of OTC non-core brands.

Operating income margin declined 14.4 percentage points to 1.3% of net sales, including a negative currency impact of 0.6 percentage points. Core operating income declined 82% (-78% cc) to USD 159 million and core operating income margin declined 14.6 percentage points to 4.3% of net sales.

Gross margin decreased 9.4 percentage points (cc) in the full year mainly due to disruptions in supply, idle capacity charges at Lincoln as well as one-time quality upgrade investments at the manufacturing facility. As a percentage of net sales, Marketing & Sales expenses increased 2.4 percentage points (cc), R&D expenses increased 1.4 percentage points (cc) and General & Administration expenses increased 0.9 percentage points (cc) largely as a result of lower sales that more than offset the positive impact from cost-saving programs. During 2012, both Consumer Health businesses continued to increase overall R&D spending to support their future pipelines and also increased Marketing & Sales spend into products and markets that were not affected by the supply shortage. Other Income and Expense, net increased by 0.1 percentage points (cc).

CASH FLOW AND GROUP BALANCE SHEET

Cash flow

Fourth quarter
Cash flow from operating activities in the fourth quarter of 2012 of USD 4.6 billion was slightly below the level of USD 4.7 billion realized in the fourth quarter of 2011 mainly on account of payments from provisions created in earlier periods partially offset by lower current tax payments of USD 0.3 billion compared to USD 0.7 billion in the prior period.

The cash flow used in investing activities amounted to USD 2.5 billion in the fourth quarter of 2012 compared to USD 0.8 billion in the prior-year period. This increase of USD 1.7 billion was primarily due to the net investments in marketable securities of USD 1.2 billion compared to almost nil in the prior-year period and investments in property, plant and equipment which amounted to USD 1.0 billion compared to USD 0.8 billion in the prior period. The acquisition of other assets and businesses amounted to USD 0.4 billion compared to USD 0.1 billion in the fourth quarter of the prior year.

The cash outflows for financing activities amounted to USD 1.1 billion on account of the repayment of financial debt. The cash outflow of the prior year of USD 4.2 billion includes mainly the repayment of financial debts of USD 3.4 billion and repurchases of treasury shares for USD 0.7 billion.

In the fourth quarter of 2012, free cash flow was USD 3.5 billion, USD 0.4 billion below the prior year amount mainly due to higher net investments in property, plant and equipment and other non-current assets.

Full year
In 2012, cash flow from operating activities amounted to USD 14.2 billion, only marginally lower than the prior-year amount of USD 14.3 billion as the impact of lower tax payments was offset by the payments from provisions created in earlier periods.

The cash flow used in investing activities increased by USD 4.9 billion and amounted to USD 5.7 billion mainly on account of the amount spent for the acquisition of Fougera Pharmaceuticals, Inc. (USD 1.5 billion) and the investments in property, plant and equipment, intangible and financial assets which amounted to USD 2.8 billion net of proceeds. A further amount of USD 1.1 billion was used for the net acquisition of marketable securities. In the prior year, the impact of investments in property plant and equipment as well as other non-current assets was partially offset by the proceeds from the sale of marketable securities (USD 1.6 billion) as well as by the proceeds from the sale of tangible, intangible and other non-current assets (USD 0.8 billion, mainly Elidel® marketing rights).

In 2012, the cash used in financing activities amounted to USD 6.7 billion mainly on account of the dividend payment (USD 6.0 billion) and USD 0.5 billion for the repayment of financial debt and represented a decrease of USD 8.3 billion compared to the prior-year period. In the prior year, the cash flow used in financing activities amounted to USD 15.0 billion mainly on account of the dividend payment (USD 5.4 billion), treasury share transactions (USD 3.5 billion), the acquisition of the non-controlling interest in Alcon (USD 3.2 billion) and USD 2.8 billion for the repayment of financial debt.

The free cash flow of USD 11.4 billion was USD 1.1 billion lower than the prior year mainly on account of higher investments in property, plant and equipment as well as in intangible and other non-current assets and lower proceeds from the sale of non-current assets which amounted to USD 0.5 billion in 2012 compared to USD 0.8 billion in 2011.

Balance sheet

Assets
Total non-current assets increased during the year by USD 2.8 billion to USD 96.2 billion at December 31, 2012 as a result of investments in manufacturing and R&D capabilities as well as the Fougera acquisition.

Total current assets increased by USD 3.9 billion to USD 28.0 billion at December 31, 2012 mainly due to an increase in cash, short-term deposits and marketable securities of USD 3.0 billion. Inventory increased by USD 0.8 billion to USD 6.7 billion while trade receivables of USD 10.1 billion were slightly below last year’s level.

Trade receivable balances include sales to government-supported healthcare systems. We continue to monitor sovereign debt issues and economic conditions in Europe, in particular in Greece, Italy, Portugal, and Spain (GIPS countries), and evaluate accounts receivable in these countries for potential collection risks. A number of actions were taken to limit our credit risk exposure in these countries, including factoring without recourse and negotiating settlements with the governments or local authorities where we consider such steps to make economic sense. Deteriorating credit and economic conditions in these countries, among other factors may continue to result in an increase in the average length of time that it takes to collect these accounts receivables.

Based on our current incurred loss provisioning approach we consider that our doubtful debt provisions are adequate. However, we intend to continue to monitor the level of trade receivables in the GIPS countries. Should there be a substantial deterioration in our economic exposure, we may increase our level of provisions by moving to an expected loss provisioning approach or change terms of trade on which we operate.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 19.7 billion at December 31, 2012 compared to USD 20.2 billion at December 31, 2011. Long-term financial debt remained stable at USD 13.8 billion and consisted of bonds of USD 12.8 billion and other long-term financial debt of USD 1.0 billion. Short-term debt decreased from USD 6.4 billion at December 31, 2011 to USD 5.9 billion at December 31, 2012 and consisted of commercial paper of USD 1.0 billion, current portion of long-term debt of USD 2.0 billion and other short-term borrowings of USD 2.9 billion.

Liabilities
Other non-current liabilities amounted to USD 17.2 billion compared to USD 14.6 billion in the prior year. A major portion of this increase of USD 2.6 billion arose from the increase in the accrued liability for employee benefits related to our funded and unfunded defined benefit pension plans around the world, but principally in Switzerland and the US, as well as unfunded and funded US post-retirement medical benefit schemes. The net unfunded deficit of USD 6.3 billion related to the defined benefit schemes comprised actuarially determined liabilities of USD 26.8 billion partially offset by funded assets of USD 20.5 billion. Trade payables of USD 5.6 billion and other current liabilities of USD 12.5 billion increased by USD 0.6 and USD 0.7 billion respectively.

Group equity
The Group’s total equity rose to USD 69.2 billion as of December 31, 2012, compared to USD 65.9 billion at the end of 2011. This increase is driven by the net income of USD 9.6 billion, net actuarial losses from defined benefit plans of USD 1.8 billion, positive currency translation effects of USD 0.8 billion and an increase of USD 0.9 billion related to share-based compensation, partially offset by the dividend payment of USD 6.0 billion and the impact of treasury share sales and other changes of USD 0.2 billion.

Net debt and debt/equity ratio
As of December 31, 2012, net debt decreased to USD 11.6 billion, compared to USD 15.2 billion at December 31, 2011. The total gross short-term and long-term debt of USD 19.7 billion at December 31, 2012 was USD 0.5 billion less than the prior year-end level of USD 20.2 billion. As a result of the strong cash flow generation, the Group liquidity increased over the year to USD 8.1 billion at December 31, 2012 from USD 5.1 billion at the prior year-end even after repayment of the CHF 700 million bond that matured in 2012. In the third quarter, Novartis took advantage of the low interest rate environment and issued USD 2.0 billion of bonds to refinance existing short-term and long-term indebtedness.

The Group’s debt/equity ratio improved to 0.28:1 at December 31, 2012 compared to 0.31:1 at the beginning of 2012.

Impact of introducing revised accounting standard on post-employment benefits in 2013
The Group is required to introduce the revised IFRS accounting standard on post-employment benefits, IAS 19 revised “Employee Benefits,” from January 1, 2013. The principal impact of this will be that the return on pension plan assets and the interest calculated on the defined benefit obligations will use the same interest rate reflecting the current market yield of high-quality corporate bonds. Since currently the return on plan assets is calculated based on the higher long-term expected return on assets there will be an increase in the annual cost of post-employment benefits included in Corporate Other Income & Expense. As required by the Standard, the Group’s 2012 and 2011 Consolidated Financial Statements will be retroactively restated to reflect this change for comparative purposes in 2013. The estimated impact for 2012 is an additional expense of approximately USD 310 million (2011: approximately USD 260 million).

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development, including 138 in Pharmaceuticals.

Key developments in the fourth quarter of 2012 include:

New approvals and positive opinions

•
In January, Bexsero, our breakthrough meningococcal serogroup B (MenB) vaccine, received EU approval for use in individuals from two months of age and older. Bexsero is the first and only broad coverage MenB vaccine to help protect all age groups, including infants, who are at the greatest risk of infection.

•	We received FDA approval for Flucelvax, the first cell-culture vaccine to help protect against seasonal influenza in the US, for use in adults 18 years of age and older.

•
Signifor (pasireotide) received FDA approval as a treatment for adult patients with Cushing’s disease who require medical therapeutic intervention. Previously approved in the EU and Switzerland for this patient population, Signifor is the first medicine that addresses the underlying mechanism of Cushing’s disease, a serious, debilitating endocrine disorder caused by the presence of a non-cancerous pituitary tumor which ultimately leads to excess cortisol in the body.

•
The EMA granted approval for Votubia (everolimus) for the treatment of adult patients with renal angiomyolipoma associated with tuberous sclerosis complex (TSC), marking the first approval of a medical treatment in this patient population in Europe. In addition, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved everolimus as Afinitor for both the treatment of renal angiomyolipoma and subependymal giant cell astrocytoma (SEGA) associated with TSC. Afinitor is the first drug to be approved in Japan for the treatment of these conditions.

•
Following a CHMP positive opinion issued in the fourth quarter, the EMA approved a new indication of Exjade for the treatment of chronic iron overload requiring chelation therapy when deferoxamine therapy is contraindicated or inadequate in patients aged 10 years and older with non-transfusion-dependent thalassemia (NTDT) syndromes.

•
The CHMP issued a positive opinion for the approval of the 13.3 mg/24h (15cm²) Exelon Patch line extension for the symptomatic treatment of patients with mild-to-moderately severe Alzheimer’s disease dementia. The EMA decision on the approval is expected by the end of January 2013. The higher dose of the Exelon Patch offers another therapeutic option for appropriate patients and dosing flexibility for physicians.

•
The EMA approved Certican (everolimus) for the prophylaxis of organ rejection in adult patients receiving a liver transplant. In the EU, Certican, a mammalian target of rapamycin (mTOR) inhibitor, is also approved for the prophylaxis of organ rejection in adult patients at low-moderate immunologic risk receiving a kidney or heart transplant.

•
In January, the CHMP adopted a positive opinion for Ilaris (canakinumab) for the symptomatic treatment of patients with frequent gouty arthritis attacks (at least 3 attacks in the previous 12 months) in whom non-steroidal anti-inflammatory drugs and colchicine are contraindicated, are not tolerated, or do not provide an adequate response, and in whom repeated courses of corticosteroids are not appropriate. The CHMP also adopted a positive opinion for an extension of the indication of Ilaris in cryopyrin-associated periodic syndrome (CAPS) to include younger patients from 2 years of age, and to increase the maximum dose of Ilaris to 600 mg or 8 mg/kg every 8 weeks in CAPS patients who do not achieve a satisfactory clinical response at the previously approved dose.

•
Also in January, the CHMP adopted a positive opinion for Jetrea (ocriplasmin) to treat sight-threatening vitreomacular traction and macular hole. Alcon acquired the rights to commercialize Jetrea outside the US from ThromboGenics, which retains the rights to commercialize the drug in the US. In the fourth quarter, Jetrea was approved in the US for the treatment of patients with symptomatic vitreomacular adhesion.

•
Alcon received approval to market Dailies Aqua ComfortPlus Toric contact lenses in the EU. These lenses bring the benefits of Dailies Aqua ComfortPlus – superior comfort upon insertion and blink-activated moisture for all-day comfort – to lens wearers with astigmatism.

•
Alcon received approval to market Dailies Total1 in Japan, following its launch in the EU in 2011 and approval in the US in the first quarter of 2012. Dailies Total1 is the industry’s first water-gradient silicone hydrogel contact lens, designed for increased water content at the surface of the lens, and represents a major advancement in patient comfort. The new lens also has the highest oxygen transmissibility of any daily disposable lens.

•
Alcon received approval to market Ilevro, a new formulation of nepafenac ophthalmic suspension (0.3%), in the US. This new formulation treats pain and inflammation following cataract surgery, with the added convenience to the patient of administering only one dose per day. Clinical trials proved the efficacy of the once-a-day formulation to be consistent with the existing Nevanac (nepafenac ophthalmic suspension 0.1%), which requires dosage three times a day.

•
Alcon received FDA approval for a next-generation Phacoemulsification system. This new platform for cataract surgery sets a new standard of performance by addressing unmet medical needs for patients and surgeons.

•
Alcon received approval for BAK-free Travatan (travoprost) in China. Travatan is a pharmaceutical treatment that lowers intraocular pressure (IOP) in glaucoma patients. BAK-free products are designed to eliminate the potential toxic effect on the cornea and conjunctiva from the chronic administration of drops containing the preservative BAK (benzalkonium chloride). This approval represents another step toward the global rollout for this drug.

Regulatory submissions and filings

•
The first regulatory submission for RLX030 (serelaxin) for the treatment of acute heart failure was completed in the EU based on results from the Phase III RELAX-AHF study (described below). Novartis is in discussion with other health authorities worldwide with a view to further potential filings during the course of 2013.

•
Novartis submitted an application with Japan’s MHLW for the registration of QVA149, an investigational fixed dose combination of two long-acting inhaled bronchodilators (indacaterol maleate and glycopyrronium bromide) as a once-daily treatment for chronic obstructive pulmonary disease. Phase III studies for both QVA149 and NVA237 (glycopyrronium bromide) to support US registration started in the fourth quarter.

•
Novartis filed for regulatory approval of Lucentis in Japan as a treatment for visual impairment due to choroidal neovascularization (CNV) secondary to pathological myopia (PM) and for visual impairment due to macular edema secondary to retinal vein occlusion.

•
US and EU regulatory submissions for ACZ885 in systemic juvenile idiopathic arthritis (SJIA) have been completed and priority review has been granted by the FDA in the US. Data from the Phase III program of ACZ885 in SJIA formed the basis of the filings. The two pivotal studies, which met their primary endpoints, showed that ACZ885 provides significant symptom relief in young patients with this serious form of childhood arthritis. SJIA is a rare, disabling and potentially fatal autoinflammatory disease, characterized by daily spiking fevers, rash, chronic pain and arthritis.

•	Applications for the registration of Exelon Patch 13.3 mg (15cm2) for the extension of the indication to include the treatment of severe Alzheimer’s disease patients were submitted in US and EU.

•
Novartis has withdrawn its application for EU and Switzerland approval of QTI571 (imatinib) as an add-on treatment for pulmonary arterial hypertension (PAH) following feedback from the EMA’s CHMP that additional data would be needed to support approval. Since these data could not be provided within the appropriate timeframe, a decision was taken to withdraw the file in January 2013. The US New Drug Application for QTI571 was withdrawn in the third quarter of 2012 following discussions with the FDA.

•
Alcon filed applications for approval to market Azorga (Glaucoma) in Japan, Dailies Aqua ComfortPlus Toric contact lenses in the US and Japan, Nevanac (Inflammation) and the WaveLight Analyzer II (Refractive) in China, and a new formulation of Travatan (Glaucoma) in the EU.

Results from ongoing trials

•
Full results of the Phase III RELAX-AHF study show that investigational RLX030 (serelaxin), the first in a new class of medicines, improved symptoms and reduced mortality in patients with acute heart failure (AHF). Data were presented at the American Heart Association (AHA) Congress and published simultaneously in The Lancet. They showed that RLX030 significantly reduces dyspnea (or shortness of breath), the most common symptom of AHF and the primary endpoint of the study. As one of two co-primary endpoints was met, the study achieved its primary objective based on pre-specified criteria. In addition, RLX030 was associated with a 37% reduction in all-cause mortality (a safety endpoint) and in deaths due to cardiovascular causes (an additional pre-specified efficacy endpoint) at the end of six months. RLX030 is a recombinant form of the human hormone relaxin-2, and is believed to act through multiple mechanisms on the heart, kidneys and blood vessels.

•
Data from two Phase III clinical trials (ENESTnd and ENESTcmr) further establish the benefits of Tasigna compared to Gleevec/Glivec in the treatment of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in newly diagnosed patients and in those with residual disease who switched to Tasigna after long-term treatment with Gleevec/Glivec. Both newly diagnosed patients in ENESTnd and those switching to Tasigna in ENESTcmr achieved deeper molecular response with Tasigna. In addition, a four-year landmark analysis from the ENESTnd study showed that more than three times as many patients achieved early molecular response with Tasigna as a first-line therapy instead of Gleevec/Glivec.

•
Long-term follow-up data from the COMFORT-I and COMFORT-II Phase III studies of Jakavi in myelofibrosis showed Jakavi treatment results in sustained reductions in spleen size while improving quality of life and extending overall survival compared to placebo or the best available therapy.

•
As part of our collaboration with the University of Pennsylvania, we initiated Phase I and II studies for novel investigational treatment CTL019 (formerly known as CART-19) in patients with chronic lymphocytic leukemia (CLL) and relapsed refractory acute lymphoblastic leukemia (ALL). Data from twelve patients with advanced CLL or ALL showed that two-thirds had a response and that two of the first three patients treated remain healthy and in full remission more than two years after treatment.

•
At the Annual Meeting of the American Association for the Study of Liver Diseases (AASLD), Novartis announced new two-year results from the largest Phase III study ever conducted in liver transplantation that confirmed Certican with reduced exposure tacrolimus provides comparable efficacy to control and superior renal function results previously seen at 12 months. The trial evaluated the introduction of Certican with reduced exposure tacrolimus administered twice-daily starting one month after liver transplantation versus standard-exposure tacrolimus. At month 24, the incidence rates for Certican with reduced tacrolimus versus the tacrolimus control group for adverse events and serious adverse events were comparable.

•
Phase II data on ACZ885 (canakinumab) in two periodic fever syndromes, Familial Mediterranean Fever (FMF) and tumor necrosis factor (TNF) receptor-associated periodic syndrome (TRAPS), were presented at the American College of Rheumatology (ACR) Congress. Key findings included reductions in disease attack frequency, maintenance of symptom relief, normalization of blood markers of inflammation and quality of life improvements. Both rare orphan diseases, FMF and TRAPS are serious, inherited autoinflammatory diseases characterized by recurrent (periodic) fever attacks, rash, arthritis, and severe symptoms that can lead to fatal complications. Adverse events observed in the studies were similar to those already seen for ACZ885’s approved indication in cryopyrin-associated periodic syndromes (CAPS). Phase III results of ACZ885 in systemic juvenile idiopathic arthritis (SJIA) were also published in the New England Journal of Medicine.

•
Data published in The Lancet showed the significant benefit of Afinitor (everolimus) in patients with brain tumors associated with tuberous sclerosis complex (TSC). Data published from the EXIST-1 trial demonstrated a reduction in the size of non-cancerous brain tumors known as subependymal giant cell astrocytomas (SEGAs) associated with TSC in patients receiving the drug.

•
New results presented at the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) Congress showed a significant early treatment effect with Gilenya (fingolimod). Specifically, the results from a post-hoc analysis of two large Phase III studies showed treatment with Gilenya 0.5 mg led to significant benefits on relapse-related outcomes within the first three months and on brain volume loss by six months compared to placebo.

•
Also at ECTRIMS, results from more than 3,500 patients further characterizing the Gilenya long-term safety profile were presented. A new integrated analysis of safety data from Phase II, Phase III and study extensions for fingolimod showed a safety profile consistent with previous results. The total fingolimod exposure was 9,070 patient years, with 1,510 patients treated for more than three years and some for more than seven years.

•
The study of NIC002, an investigational therapeutic vaccine against nicotine intended for use as a treatment for smoking cessation, has been discontinued after Phase II data suggested there is unlikely to be a clinical benefit.

Q4 2012 selected approvals: US, Europe and Japan

Product	Active ingredient	Indication	Approval date
Afinitor/Votubia	Everolimus	Tuberous sclerosis complex angiomyolipoma Tuberous sclerosis complex renal angiomyolipoma and SEGA	EU – October Japan – November
Certican	Everolimus	Prophylaxis of organ rejection in adult patients receiving a liver transplant.	Europe – October
Exjade	Deferasirox	Non-transfusion-dependent thalassemia syndromes	EU – December
Signifor	Pasireotide	Cushing’s disease	EU – April US – December

Selected projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis	Q1 2011	Q4 2010
- Positive CHMP recommendation in Jan. 2013
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit-risk profile in gouty arthritis refractory patients

	Systemic juvenile idiopathic arthritis	Q4 2012	Q4 2012		- EU filing achieved in Nov. 2012 - US filing achieved in Dec. 2012; priority review granted by FDA
Exelon Patch15cm2	Alzheimer’s disease	Approved	Q4 2011		- FDA approved Aug. 2012 - Positive CHMP opinion granted Nov. 2012
Exjade	NTDT	Q4 2011	Approved		- EU approved in Dec. 2012
Lucentis	Visual impairment due to diabetic macular edema		Approved	Q1 2012	- Japan filing achieved in Mar. 2012
	Visual impairment due to macular edema secondary to retinal vein occlusion		Approved	Q4 2012	- Japan filing achieved in Oct. 2012
	Visual impairment due to choroidal neo-vascularization secondary to pathological myopia		Q3 2012	Q4 2012	- EU filing achieved in Sep. 2012 - Japan filing achieved in Oct. 2012
NVA237	Chronic obstructive pulmonary disease		Approved	Approved	- EMA and Japan’s MHLW approved in Sep. 2012 - Phase III agreed with FDA; US trials initiated Q4 2012, filing expected in Q1 2014
QTI571	Pulmonary arterial hypertension			Q2 2012	- US filing withdrawn in Q3 2012 - EU and Switzerland filing withdrawn in Jan. 2013
QVA149	Chronic obstructive pulmonary disease		Q4 2012	Q4 2012	- Phase III agreed with FDA; US trials initiated Q4 2012; filing in the US expected end of 2014 - Filed to the EU for marketing authorization in Oct. 2012 - Japan submission achieved Nov. 2012
RLX030	Acute heart failure		Q4 2012		- EU submission Dec. 2012 - US submission expected in H1 2013
Signifor	Cushing’s disease	Approved	Approved		- FDA approved Dec. 2012
TOBI Podhaler	Pseudomonas aeruginosa lung infection in cystic fibrosis	Q4 2011	Approved		- FDA Advisory Committee in Sep. 2012 recommended approval - FDA complete response letter in Oct. 2012
Zortress/ Certican	Prevention of organ rejection – liver transplant	Q4 2011	Approved		- US action date on liver indication expected in H1 2013

Selected Pharmaceuticals pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Secondary prevention of cardiovascular events	2016	III
Afinitor/Votubia	HER2+ breast cancer 1st line	2014	III
	HER2+ breast cancer 2nd/3rd line	2013	III
	Hepatocellular cancer	2013	III
	Non-functioning GI/lung, NET	2015	III
	TSC seizure	2015	III	- Phase III expected to start in 2013
	Diffuse large B-cell lymphoma	2015	III
AFQ056	Fragile X syndrome	2014	III
	Parkinson’s disease, L-dopa induced dyskinesia	2015	II
AIN457	Psoriasis	2013	III	- Phase III data and regulatory submissions expected in 2013
	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis)	2014	III	- Phase III data expected in 2014
	Multiple sclerosis	≥ 2017	II
Aliskiren	Chronic heart failure	2015	III
AUY922	Solid tumors	≥ 2017	II
BAF312	Multiple sclerosis (MS)	≥ 2017	III	- Phase III study in secondary progressive MS began in the fourth quarter
BCT197	COPD	≥ 2017	II
BEZ235	Solid tumors	≥ 2017	II
BGS649	Obese hypogonadotropic hypogonadism	≥ 2017	II
BKM120	Breast cancer	2015	III	- Phase III program in breast cancer began enrollment
	Solid tumors	≥ 2017	I
BYL719	Solid tumors	≥ 2017	I
BYM338	Sporadic inclusion body myositis	2016	II
CAD106	Alzheimer’s disease	≥ 2017	II
CTL019	Leukemia	2016	II	- In Aug. 2012, Novartis acquired rights from University of Pennsylvania to CART-19, now identified as CTL019
DEB025	Hepatitis C	≥ 2017	III	- Clinical program on partial hold - Novartis is working closely with the FDA to determine next steps
Gilenya	Chronic inflammatory demyelinating neuropathy	2016	II
Jakavi	Polycythemia vera	2014	III
KAE609	Malaria	≥ 2017	II
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
LCI699	Cushing’s	2016	II
LCQ908	Familial chylomicronemia syndrome	2014	III

LCZ696	Chronic heart failure	2014	III
- Phase III outcome study (PARADIGM) ongoing in heart failure with reduced ejection fraction to assess the superiority of LCZ696 to the ACE inhibitor enalapril in delaying the time to first occurrence of either cardiovascular mortality or heart failure hospitalization

	Hypertension	2013	III	- Phase III for the indication of 1st line treatment of hypertension
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	2016	I
LDK378	ALK-positive advanced non-small cell lung cancer	2014	II	- Updated Phase I study reached maximum tolerated dose and showed clinical response in patients, presentation at European Society for Medical Oncology
LFF571	Clostridium difficile infection	≥ 2017	II
LGX818	Melanoma	≥ 2017	I	- In combination with MEK162
LIK066	Type II diabetes	≥ 2017	II
Lucentis	Choroidal neovascularization and macular edema1	2016	II
MEK162	Melanoma	2015	II	-Pivotal phase III study expected to start H1 2013
PKC412	Aggressive systemic mastocytosis	2015	III
	Acute myeloid leukemia	2015	III
QAW039	Asthma	≥ 2017	II
QGE031	Severe allergic diseases	≥ 2017	II	- Development being evaluated in a number of severe allergic conditions including food allergy and atopic dermatitis
QMF149	COPD	2015	II	- Currently in Phase II with ex-US filings planned for 2015
	Asthma	2015	II	- Currently in Phase II with ex-US filings planned for 2015
Signifor LAR2	Acromegaly	2013	III
	Cushing’s	2015	III
TKI258	Renal cell carcinoma	2013	III
	Solid tumors	2016	II
Xolair	Chronic idiopathic urticaria	2013	III	- Phase III data read-out and submission expected in 2013
1 Choroidal neovascularization and macular edema secondary to conditions other than age related macular degeneration, diabetic macular edema, retinal vein occlusion and choroidal neo-vascularization secondary to pathological myopia.
2 Long-acting release

Selected Alcon pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
SURGICAL
AcrySof IQ ReSTOR IOL (new design)	Cataract	EU 2012 US 2013 JP 2013	Approved Advanced Advanced
AcrySof IQ ReSTOR Toric IOL (new design)	Cataract	EU 2012 US 2014 JP 2015	Approved Advanced Advanced

AcrySof IQ ReSTOR Toric IOL	Cataract	US 2014 JP 2015	Advanced Advanced
AcrySof IQ ReSTOR Toric IOL diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 JP 2013	Advanced Advanced
AcrySof Cachet angle-supported phakic lens	Refractive	US 2013 JP 2013	Advanced Advanced
Infiniti system upgrade	Cataract	US 2011 JP 2012	Approved Filed
Intrepid IOL	Cataract	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced
Next generation Phaco system	Cataract	US 2012 EU 2013 JP 2013	Approved Advanced Advanced
LenSx Laser, system expansion	Cataract	US 2013 EU 2013 JP 2015	Advanced Advanced Advanced
Allegretto EX-500 laser, new indication	Refractive	US 2015	Advanced
OPHTHALMIC PHARMACEUTICALS
Azorga	Glaucoma	JP 2012	Filed
Brinzolamide/ Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Filed Phase III
Travatan, new formulation	Glaucoma	US 2013 EU 2012	Phase III Filed
Jetrea	Retina	EU 2011	Filed	- Ocriplasmin; ex-US in-license from Thrombogenics
Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Filed	- FDA approved Ilevro in Q4 2012
Nevanac, new indication	Anti-inflammatory	EU 2011	Approved	- Post-surgical macular edema indication approved late Dec. 2011
Durezol emulsion, new indication	Anti-inflammatory	US 2011	Approved	- FDA approved new indication in Q2 2012
Pataday, new formulation	Allergy	US 2013	Phase III
Cilodex	Otic infections	EU 2011	Approved	- Completed de-centralized procedure in Q2 2012
AL-60371	Otic infections	US 2013	Phase III
VISION CARE
Dailies Total1 lens	Contact lens	EU 2011 JP 2012 US 2011	Approved Approved Approved	- Approved in Japan in Q4 2012
New color lens design	Contact lens	EU 2011 JP 2011	Approved Approved	- Dailies Limbal Ring
New toric lens design	Contact lens	US 2012 EU 2012 JP 2012	Filed Approved Filed	- Dailies Aqua Comfort Plus
New multi-focal design	Contact lens	US 2013 EU 2013 JP 2013	Advanced Advanced Advanced	- Dailies Aqua Comfort Plus
New color lens design	Contact lens	US 2013 EU 2013 JP 2014	Advanced Advanced Advanced	- Silicone Hydrogel Colors
New lens solution	Lens solution	US 2014 EU 2014	Advanced Advanced

Selected Vaccines and Diagnostics pipeline projects

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Flucelvax	Seasonal influenza (cell culture subunit vaccine)	Complete	Approved	- FDA approval received in Nov. 2012
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Approved	- EU approved in Jan. 2013
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants, toddlers, and young children	Complete	Registration	- Resubmission planned early 2013
Fluad (US)	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2013	III	- US Phase III study for older adults (65 years of age and older) and study in children completed
Quadrivalent Influenza Vaccine (QIV)	Seasonal influenza	≥ 2013	II	- Phase III start planned for 2013
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥ 2013	II	- Phase III under evaluation
Group B streptococcus	Prevention of group B streptococcus	≥ 2013	II
Staph. aureus	Prevention of Staphylococcus aureus	≥ 2013	I
TdaP	Prevention of tetanus, diphtheria, pertussis	≥ 2013	I

CONDENSED FOURTH QUARTER AND FULL YEAR 2012 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

Fourth quarter  (unaudited)

	Q4 2012 USD m	Q4 2011 USD m	Change USD m

Net sales	14 828	14 781	47

Other revenues	240	215	25

Cost of goods sold	-5 087	-5 118	31

Gross profit	9 981	9 878	103

Marketing & Sales	-3 852	-3 999	147

Research & Development	-2 621	-2 523	-98

General & Administration	-788	-804	16

Other income	280	90	190

Other expense	-519	-1 325	806

Operating income	2 481	1 317	1 164

Income from associated companies	167	130	37

Interest expense	-199	-174	-25

Other financial income and expense	-19	-12	-7

Income before taxes	2 430	1 261	1 169

Taxes	-348	-51	-297

Net income	2 082	1 210	872

Attributable to:
Shareholders of Novartis AG	2 045	1 175	870

Non-controlling interests	37	35	2

Average number of shares outstanding – Basic (million)	2 420.0	2 412.6	7.4

Basic earnings per share (USD)[1]	0.84	0.49	0.35

Average number of shares outstanding – Diluted (million)	2 450.8	2 436.8	14.0

Diluted earnings per share (USD)[1]	0.83	0.48	0.35

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements

Full year  (audited)

	FY 2012 USD m	FY 2011 USD m	Change USD m

Net sales	56 673	58 566	-1 893

Other revenues	888	809	79

Cost of goods sold	-18 756	-18 983	227

Gross profit	38 805	40 392	-1 587

Marketing & Sales	-14 353	-15 079	726

Research & Development	-9 332	-9 583	251

General & Administration	-2 937	-2 970	33

Other income	1 187	1 354	-167

Other expense	-1 859	-3 116	1 257

Operating income	11 511	10 998	513

Income from associated companies	552	528	24

Interest expense	-724	-751	27

Other financial income and expense	-96	-2	-94

Income before taxes	11 243	10 773	470

Taxes	-1 625	-1 528	-97

Net income	9 618	9 245	373

Attributable to:
Shareholders of Novartis AG	9 505	9 113	392

Non-controlling interests	113	132	-19

Average number of shares outstanding – Basic (million)	2 418.1	2 382.5	35.6

Basic earnings per share (USD)[1]	3.93	3.83	0.10

Average number of shares outstanding – Diluted (million)	2 444.9	2 413.4	31.5

Diluted earnings per share (USD)[1]	3.89	3.78	0.11

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income

Fourth quarter  (unaudited)

	Q4 2012 USD m	Q4 2011 USD m	Change USD m

Net income	2 082	1 210	872

Fair value adjustments on financial instruments, net of taxes	28	-6	34

Net actuarial (losses)/gains from defined benefit plans, net of taxes	-852	51	-903

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-2	4	-6

Translation effects	568	-928	1 496

Comprehensive income	1 824	331	1 493

Attributable to:
Shareholders of Novartis AG	1 788	290	1 498

Non-controlling interests	36	41	-5

Full year  (audited)

	FY 2012 USD m	FY 2011 USD m	Change USD m

Net income	9 618	9 245	373

Fair value adjustments on financial instruments, net of taxes	116	21	95

Net actuarial losses from defined benefit plans, net of taxes	-1 811	-1 421	-390

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-107	1	-108

Translation effects	808	-559	1 367

Comprehensive income	8 624	7 287	1 337

Attributable to:
Shareholders of Novartis AG	8 512	7 171	1 341

Non-controlling interests	112	116	-4

Condensed consolidated balance sheets  (audited)

	Dec 31, 2012 USD m	Dec 31, 2011 USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 939	15 627	1 312

Goodwill	31 090	29 943	1 147

Intangible assets other than goodwill	30 331	31 969	-1 638

Financial and other non-current assets	17 852	15 873	1 979

Total non-current assets	96 212	93 412	2 800

Current assets
Inventories	6 744	5 930	814

Trade receivables	10 051	10 323	-272

Other current assets	3 090	2 756	334

Cash, short-term deposits and marketable securities	8 119	5 075	3 044

Total current assets	28 004	24 084	3 920

Total assets	124 216	117 496	6 720

Equity and liabilities
Equity attributable to Novartis AG shareholders	69 093	65 844	3 249

Non-controlling interests	126	96	30

Total equity	69 219	65 940	3 279

Non-current liabilities
Financial debts	13 781	13 855	-74

Other non-current liabilities	17 165	14 553	2 612

Total non-current liabilities	30 946	28 408	2 538

Current liabilities
Trade payables	5 593	4 989	604

Financial debts and derivatives	5 945	6 374	-429

Other current liabilities	12 513	11 785	728

Total current liabilities	24 051	23 148	903

Total liabilities	54 997	51 556	3 441

Total equity and liabilities	124 216	117 496	6 720

Condensed consolidated changes in equity

Fourth quarter  (unaudited)

	Q4 2012 USD m	Q4 2011 USD m	Change USD m

Consolidated equity at October 1	67 205	66 142	1 063

Comprehensive income	1 824	331	1 493

Purchase of treasury shares, net		-688	688

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-21	21

Equity-based compensation	223	208	15

Change in non-controlling interests	-33	-32	-1

Consolidated equity at December 31	69 219	65 940	3 279

Full year  (audited)

	FY 2012 USD m	FY 2011 USD m	Change USD m

Consolidated equity at January 1	65 940	69 769	-3 829

Comprehensive income	8 624	7 287	1 337

Sale/Purchase of treasury shares, net	-89	-3 460	3 371

Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.		9 163	-9 163

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-5 664	5 664

Equity-based compensation	856	806	50

Dividends	-6 030	-5 368	-662

Change in non-controlling interests	-82	-6 593	6 511

Consolidated equity at December 31	69 219	65 940	3 279

Condensed consolidated cash flow statements

Fourth quarter  (unaudited)

	Q4 2012 USD m	Q4 2011 USD m	Change USD m

Net income	2 082	1 210	872

Reversal of non-cash items
Taxes	348	51	297

Depreciation, amortization and impairments	1 384	1 964	-580

Change in provisions and other non-current liabilities	167	440	-273

Net financial income	218	186	32

Other	2	103	-101

Net income adjusted for non-cash items	4 201	3 954	247

Interest and other financial receipts	18	22	-4

Interest and other financial payments	-108	34	-142

Taxes paid	-329	-670	341

Cash flows before working capital changes	3 782	3 340	442

Payments out of provisions and other net cash movements in non-current liabilities	-276	-380	104

Change in net current assets and other operating cash flow items	1 121	1 762	-641

Cash flows from operating activities	4 627	4 722	-95

Purchase of property, plant & equipment	-1 020	-785	-235

Purchase of intangible, financial and other non-current assets	-192	-75	-117

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	98	47	51

Acquisitions of businesses	-183		-183

Change in marketable securities	-1 239	-11	-1 228

Cash flows used in investing activities	-2 536	-824	-1 712

Change in current and non-current financial debts	-1 111	-3 449	2 338

Treasury share transactions		-692	692

Other financing cash flows	-33	-79	46

Cash flows used in financing activities	-1 144	-4 220	3 076

Translation effect on cash and cash equivalents	14	-55	69

Change in cash and cash equivalents	961	-377	1 338

Cash and cash equivalents at October 1	4 591	4 086	505

Cash and cash equivalents at December 31	5 552	3 709	1 843

Condensed consolidated cash flow statements

Full year  (audited)

	FY 2012 USD m	FY 2011 USD m	Change USD m

Net income	9 618	9 245	373

Reversal of non-cash items
Taxes	1 625	1 528	97

Depreciation, amortization and impairments	4 954	5 980	-1 026

Change in provisions and other non-current liabilities	539	1 295	-756

Net financial income	820	753	67

Other	-100	-256	156

Net income adjusted for non-cash items	17 456	18 545	-1 089

Interest and other financial receipts	689	470	219

Interest and other financial payments	-616	-687	71

Taxes paid	-2 022	-2 435	413

Cash flows before working capital changes	15 507	15 893	-386

Payments out of provisions and other net cash movements in non-current liabilities	-1 173	-1 471	298

Change in net current assets and other operating cash flow items	-140	-113	-27

Cash flows from operating activities	14 194	14 309	-115

Purchase of property, plant & equipment	-2 698	-2 167	-531

Purchase of intangible, financial and other non-current assets	-607	-407	-200

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	494	768	-274

Acquisitions and divestments of businesses	-1 741	-569	-1 172

Change in marketable securities	-1 123	1 583	-2 706

Cash flows used in investing activities	-5 675	-792	-4 883

Change in current and non-current financial debts	-462	-2 801	2 339

Dividends paid to shareholders of Novartis AG	-6 030	-5 368	-662

Treasury share transactions	-91	-3 469	3 378

Acquisition of non-controlling interests	-6	-3 187	3 181

Other financing cash flows	-86	-199	113

Cash flows used in financing activities	-6 675	-15 024	8 349

Translation effect on cash and cash equivalents	-1	-103	102

Change in cash and cash equivalents	1 843	-1 610	3 453

Cash and cash equivalents at January 1	3 709	5 319	-1 610

Cash and cash equivalents at December 31	5 552	3 709	1 843

Notes to the Condensed Fourth Quarter and Full Year Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2012

1. Basis of preparation

These Condensed Fourth Quarter and Full Year Consolidated Financial Statements for the three- and twelve-month periods ended December 31, 2012, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2012 Annual Report published on January 23, 2013.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2012 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2012 Annual Report, goodwill, Alcon brand name and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

The only significant acquisition transaction that occurred during 2012 was that on July 20, 2012 when the Sandoz Division completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for USD 1.5 billion in cash. The final purchase price allocation resulted in net identified assets of USD 0.6 billion (excluding acquired cash) and goodwill of USD 0.9 billion. Results of operations since the acquisition date were not material.

4. Summary of equity movements  (unaudited)

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2012	2011	Change	FY 2012 USD m	FY 2011 USD m	Change USD m

Balance at beginning of year	2 407	2 289	118	65 844	63 196	2 648

Shares issued in connection with the merger with Alcon		108	-108		6 009	-6 009

Treasury shares exchanged in connection with the merger with Alcon		57	-57		3 154	-3 154

Excess of the purchase price for acquiring non-controlling interests compared to the recorded amounts and other impacts of change of ownership in consolidated entities					-5 664	5 664

Share buy-backs:

Shares acquired to be cancelled		-39	39		-2 360	2 360

Shares acquired to be held in Group Treasury	-5	-21	16	-240	-1 131	891

Equity-based compensation	11	7	4	856	806	50

Other treasury shares movements	8	6	2	151	31	120

Dividends				-6 030	-5 368	-662

Net income of the period attributable to shareholders of Novartis AG				9 505	9 113	392

Other comprehensive income attributable to shareholders of Novartis AG				-993	-1 942	949

Balance at December 31	2 421	2 407	14	69 093	65 844	3 249

5. Consolidated income statements – Segmentation – Fourth quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m

Net sales to third parties	8 276	8 313	2 576	2 425	2 387	2 294	628	671	961	1 078			14 828	14 781

Sales to other segments	60	51	12	15	71	85	14	15	2	3	-159	-169

Net sales of segments	8 336	8 364	2 588	2 440	2 458	2 379	642	686	963	1 081	-159	-169	14 828	14 781

Other revenues	119	122	10	12	5	2	91	75	15	9		-5	240	215

Cost of goods sold	-1 788	-1 960	-1 196	-1 140	-1 383	-1 320	-447	-424	-452	-467	179	193	-5 087	-5 118

Gross profit	6 667	6 526	1 402	1 312	1 080	1 061	286	337	526	623	20	19	9 981	9 878

Marketing & Sales	-2 344	-2 416	-610	-648	-428	-402	-78	-102	-392	-436		5	-3 852	-3 999

Research & Development	-2 009	-1 981	-229	-237	-196	-93	-105	-137	-82	-75			-2 621	-2 523

General & Administration	-281	-283	-128	-127	-100	-98	-36	-46	-71	-75	-172	-175	-788	-804

Other income	80	41	8	5	24	23	17	5	55	4	96	12	280	90

Other expense	-189	-1 062	-120	-69	-96	-97	-43	-15	-48	-14	-23	-68	-519	-1 325

Operating income	1 924	825	323	236	284	394	41	42	-12	27	-79	-207	2 481	1 317

as % of net sales	23.2%	9.9%	12.5%	9.7%	11.9%	17.2%	6.5%	6.3%	-1.2%	2.5%			16.7%	8.9%

Income from associated companies		-1			2		-1	-1			166	132	167	130

Interest expense													-199	-174

Other financial income and expense													-19	-12

Income before taxes													2 430	1 261

Taxes													-348	-51

Net income													2 082	1 210

Consolidated income statements – Segmentation – Full year  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m

Net sales to third parties	32 153	32 508	10 225	9 958	8 702	9 473	1 858	1 996	3 735	4 631			56 673	58 566

Sales to other segments	277	244	56	22	279	319	44	73	18	15	-674	-673

Net sales of segments	32 430	32 752	10 281	9 980	8 981	9 792	1 902	2 069	3 753	4 646	-674	-673	56 673	58 566

Other revenues	471	453	53	43	12	9	331	295	26	24	-5	-15	888	809

Cost of goods sold	-6 578	-6 573	-4 618	-4 566	-5 126	-5 445	-1 478	-1 410	-1 729	-1 735	773	746	-18 756	-18 983

Gross profit	26 323	26 632	5 716	5 457	3 867	4 356	755	954	2 050	2 935	94	58	38 805	40 392

Marketing & Sales	-8 568	-8 929	-2 462	-2 537	-1 561	-1 591	-324	-363	-1 442	-1 674	4	15	-14 353	-15 079

Research & Development	-6 918	-7 232	-975	-892	-695	-640	-453	-523	-291	-296			-9 332	-9 583

General & Administration	-1 061	-1 047	-510	-509	-350	-369	-136	-150	-271	-291	-609	-604	-2 937	-2 970

Other income	577	697	49	262	74	88	23	18	75	91	389	198	1 187	1 354

Other expense	-755	-1 825	-353	-309	-244	-422	-115	-185	-73	-38	-319	-337	-1 859	-3 116

Operating income	9 598	8 296	1 465	1 472	1 091	1 422	-250	-249	48	727	-441	-670	11 511	10 998

as % of net sales	29.9%	25.5%	14.3%	14.8%	12.5%	15.0%	-13.5%	-12.5%	1.3%	15.7%			20.3%	18.8%

Income from associated companies	-2	-3	16		5	4	3	2			530	525	552	528

Interest expense													-724	-751

Other financial income and expense													-96	-2

Income before taxes													11 243	10 773

Taxes													-1 625	-1 528

Net income													9 618	9 245

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings, including governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2012 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive update, relating to some cases reported in the 2012 Annual Report and in the press releases for the first, the second and the third quarter of 2012, and includes information as of January 22, 2013:

Western District of Kentucky (WDKY) investigation
 In 2012, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney’s Office (USAO) for the WDKY requesting the production of documents relating to marketing practices, including remuneration of healthcare providers, in connection with certain NPC products (including Tekturna and its combination products). NPC is cooperating with the investigation, which is civil and criminal in nature.

Southern District of New York (SDNY) specialty pharmacy investigation
 In 2012, NPC received a civil investigative demand from the USAO for the SDNY requesting information regarding its interactions with specialty pharmacies concerning certain NPC products (including Gleevec and Gilenya). NPC is cooperating with the investigation, which is civil in nature.

Western District of New York (WDNY) investigation
 In 2010, NPC became aware of an investigation by the USAO for the WDNY into informed consent issues relating to clinical trials in China and into marketing practices, including the remuneration of healthcare providers, in connection with a number of Novartis products. NPC is cooperating with the investigation which is civil in nature. In the fourth quarter of 2012, the Company learned that the Government is not pursuing further informed consent issues relating to clinical trials in China. The Government continues to investigate marketing practices, including marketing practices concerning Zometa.

Northern District of Texas (NDTX) investigation
 In 2012, Alcon Laboratories Inc. (Alcon) was notified that the USAO for the NDTX is conducting an investigation relating to the export of Alcon products to various countries subject to U.S. trade sanctions, including Iran, and received a grand jury subpoena requesting the production of documents for a period beginning in 2005 relating to this investigation. Alcon is cooperating with the investigation.

Zometa/Aredia product liability litigation
 NPC and other Novartis subsidiaries are defendants in approximately 700 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

The majority of the US cases are consolidated in two venues – a federal multidistrict litigation proceeding and a separate state court proceeding in New Jersey. The first trial out of the state court consolidated proceedings was held in New Jersey in September and October 2010 and resulted in a defense verdict in favor of NPC. On June 13, 2012, the New Jersey Court of Appeals affirmed the judgment in favor of NPC. Plaintiffs petitioned the New Jersey Supreme Court for further review and their petition was subsequently denied. The judgment in favor of NPC is final.

A prior state court case unrelated to the consolidated proceedings held in October 2009 resulted in a plaintiff’s verdict, which the Montana Supreme Court affirmed on appeal in December 2010.

The first federal trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed an appeal against this verdict which remains pending. The second federal trial took place in May 2011 in the US District Court for the Eastern District of New York (EDNY) and resulted in a defense verdict in favor of NPC. Plaintiff filed an appeal against this verdict, and on August 29, 2012, the US Court of Appeals for the Second Circuit affirmed the verdict in favor of NPC, which is final.

The next federal trial began in the US District Court for the WDKY on January 9, 2012. On January 31, 2012, the jury returned a verdict in favor of NPC, which was not appealed by plaintiff and which is therefore final. A further federal trial began in the US District Court for the Eastern District of Missouri on January 23, 2012. On February 1, 2012, the jury returned a verdict in favor of NPC. On March 5, 2012, plaintiff filed a notice of appeal. On April 11, 2012, the US Court of Appeals for the Eighth Circuit dismissed the appeal; judgment has been entered for NPC, which is final. The next federal trial began in the US District Court for the Western District of Missouri on March 20, 2012. On April 6, 2012, it resulted in a plaintiff’s verdict for compensatory damages of USD 0.2 million. No punitive damages were awarded. NPC filed a motion for judgment as a matter of law on May 7, 2012, which was subsequently denied. On August 31, 2012, NPC filed an appeal against the verdict with the US Court of Appeals for the Eighth Circuit, which remains pending. A further federal trial started in the US District Court for the Eastern District of North Carolina on September 19, 2012. On September 21, 2012, this case was dismissed with prejudice by plaintiff. This dismissal is therefore final. On October, 3, 2012, a further federal trial started in the US District Court for the EDNY. On November 2, 2012, the jury returned a verdict in plaintiff’s favor and awarded plaintiff USD 0.45 million in compensatory damages and USD 10 million in punitive damages. The Court has not yet entered judgment. The punitive damages award will be capped by statute at five times the compensatory damages award, and NPC believes that as a matter of law plaintiff is not entitled to punitive damages. On November 30, 2012, NPC filed a motion to further reduce the punitive damages award. On December 20, 2012, NPC filed a motion for mistrial (seeking a new trial) based on the jury’s consideration of evidence outside the record. NPC will continue to challenge the verdict in its entirety and intends to file additional post-trial motions and an appeal if necessary.

The next federal trial is scheduled to begin in the US District Court for the Middle District of Florida on February 11, 2013.

Further trials are scheduled for 2013.

Average Wholesale Price litigation
Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by state Medicaid agencies to calculate reimbursements to healthcare providers.

In 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle the state portion of the New York City and New York Counties federal and state court cases for USD 22 million and the state portion of the Iowa case for USD 3 million. The settlement amount of USD 25 million for the Iowa and the New York settlements together was fully provisioned for in the fourth quarter of 2011. The settlement agreements have been executed by all parties and payments of the Iowa and the New York settlements were made in the first half of 2012. All related cases have been dismissed.

A bench trial against Sandoz in Mississippi Chancery Court ended on April 15, 2011. On September 2, 2011, the court rendered an opinion in favor of Sandoz on the false claims, conspiracy, and anti-kickback provisions but against Sandoz on the other causes of action and awarded plaintiff a total of USD 38.2 million (USD 23.7 million in compensatory damages, USD 2.7 million in civil penalties and USD 11.8 million in punitive damages). On October 4, 2011, the court granted Sandoz’ motion to amend the opinion and withdrew the punitive damages award. On March 30, 2012, an evidentiary hearing took place in order to determine whether punitive damages are appropriate and, if so, in what amount punitive damages should be awarded. On June 19, 2012, the court limited the punitive damages award to USD 3.75 million. Judgment was entered on August 7, 2012. On August 17, 2012, the State filed a motion to alter the judgment. On August 30, 2012, the court denied the State’s request to alter the judgment. On September 27, 2012, Sandoz filed its notice of appeal. On October 11, 2012, the State filed a notice of cross-appeal.

On July 13, 2012, the Alabama Supreme Court rendered judgment in Sandoz’ favor and overturned the February 2009 Montgomery County, Alabama Circuit Court jury verdict against Sandoz in the amount of USD 78 million (compensatory damages of USD 28 million and punitive damages of USD 50 million). This judgment in favor of Sandoz is final.

On October 12, 2012, the Kentucky Court of Appeals ruled in Sandoz’ favor and reversed the Franklin Circuit Court’s 2009 jury verdict and judgment against Sandoz in the amount of USD 27 million (compensatory damages of USD 16 million and penalties of USD 11 million). The Court of Appeals remanded the case to the Franklin Circuit Court with directions to enter judgment for Sandoz. On November 13, 2012, the Commonwealth of Kentucky filed a petition seeking discretionary review from the Kentucky Supreme Court, which remains pending.

Further trials, including Sandoz and NPC, are currently scheduled for 2013.

Lucentis patent litigation
 Novartis Group companies were sued by and sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleged that the sale of Lucentis in these countries infringed its patents and its rights under its Supplementary Protection Certificates (SPC).

In the UK, a trial took place in May 2011. On July 5, 2011, the UK court issued its decision and held that Novartis did not infringe MedImmune’s patents and that MedImmune’s patents were invalid. MedImmune filed an appeal against this decision. A separate trial to hear Novartis’ challenge against the validity of MedImmune’s UK SPC took place on February 3, 2012, and the UK court found the SPC to be invalid. MedImmune appealed this decision. On July 11, 2012, the UK Court of Appeal held that MedImmune’s patent was invalid (and thereby also the SPC extension), upholding the first instance decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court found that the import and sale of Lucentis infringes one of the two MedImmune patents in dispute and the related SPC right in Germany. This decision was appealed. The German invalidity trial on the other MedImmune patent took place on January 24, 2012, and the Federal Patent Court found this patent to be invalid. The trial on the validity of MedImmune’s German SPC took place on May 2, 2012, and the Federal Patent Court found the SPC to be invalid. On June 26, 2012, the European Patent Office also held that the MedImmune patent, which forms the basis for the SPCs, is invalid. The parties agreed to a confidential settlement on November 6, 2012 and all actions have been dismissed.

Wage and hour litigation
 In 2006, certain pharmaceutical sales representatives filed suit in a state court in California and in the US District Court for the SDNY against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These actions were part of a number of lawsuits against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. NPC agreed with the plaintiffs to end the ongoing proceedings and to provide a payment of up to USD 99 million for eligible class members; the full amount of USD 99 million was provisioned for in the third quarter of 2011 and in the first quarter of 2012. This settlement resolves the wage and hour claims brought in 2006, as well as additional wage and hour claims covering a more recent time period. On May 31, 2012, the judge granted final approval of the settlement and dismissed the case with prejudice.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• the impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values of the sales and earnings into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which do not take into account changes in the relative value of currencies.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m	Q4 2012 USD m	Q4 2011 USD m

Operating income	1 924	825	323	236	284	394	41	42	-12	27	-79	-207	2 481	1 317

Amortization of intangible assets	86	100	480	477	96	95	55	55	14	14		1	731	742

Impairments

Intangible assets	186	358		1	3	7			-1	10			188	376

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites

Other property, plant & equipment	-1	377			3		2	1	1	2	2		7	380

Financial assets	1			4				2			5	19	6	25

Total impairment charges	186	735		5	6	7	2	3		12	7	19	201	781

Acquisition-related items

- Expense			83	61	23						-2		104	61

Total acquisition-related items, net			83	61	23						-2		104	61

Other exceptional items

Exceptional divestment gains	-10	4											-10	4

Restructuring items

- Income	-4		-1		-2	-12			-2				-9	-12

- Expense	34	274	11	15	2	4	1	1	1	6			49	300

Legal-related items

- Expense				1		26			25				25	27

Additional exceptional income				1		-106						-85		-190

Additional exceptional expense	65	351	3		5				-3	107	32	62	102	520

Total other exceptional items	85	629	13	17	5	-88	1	1	21	113	32	-23	157	649

Total adjustments	357	1 464	576	560	130	14	58	59	35	139	37	-3	1 193	2 233

Core operating income	2 281	2 289	899	796	414	408	99	101	23	166	-42	-210	3 674	3 550

as % of net sales	27.6%	27.5%	34.9%	32.8%	17.3%	17.8%	15.8%	15.1%	2.4%	15.4%			24.8%	24.0%

Income from associated companies		-1			2		-1	-1			166	132	167	130

Core adjustments to income from associated companies, net of tax											23	61	23	61

Interest expense													-199	-174

Other financial income and expense													-19	-12

Taxes (adjusted for above items)													-544	-544

Core net income													3 102	3 011

Core net income attributable to shareholders													3 065	2 977

Core EPS (USD)													1.27	1.23

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m	FY 2012 USD m	FY 2011 USD m

Operating income	9 598	8 296	1 465	1 472	1 091	1 422	-250	-249	48	727	-441	-670	11 511	10 998

Amortization of intangible assets	322	423	1 915	1 928	364	383	215	231	57	59	3	4	2 876	3 028

Impairments

Intangible assets	211	552	17	20	43	25	5	8	7	14			283	619

Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		12		5										17

Other property, plant & equipment	25	391			3	1	6	2	3	2	2		39	396

Financial assets	2	30		4			1	135			31	23	34	192

Total impairment charges	238	985	17	29	46	26	12	145	10	16	33	23	356	1 224

Acquisition-related items

- Gains		-81		-21										-102

- Expense			264	233	62		3	5			1	12	330	250

Total acquisition-related items, net		-81	264	212	62		3	5			1	12	330	148

Other exceptional items

Exceptional divestment gains	-93	-334								-44	-51		-144	-378

Restructuring items

- Income	-70		-1		-10	-12			-8				-89	-12

- Expense	240	420	24	52	4	4	1	3	3	8			272	487

Legal-related items

- Income		-100		-229										-329

- Expense	19	80		45		204			25				44	329

Additional exceptional income	-137			-17	-59	-106	-56					-85	-252	-208

Additional exceptional expense	96	351	14		5				24	107	117	164	256	622

Total other exceptional items	55	417	37	-149	-60	90	-55	3	44	71	66	79	87	511

Total adjustments	615	1 744	2 233	2 020	412	499	175	384	111	146	103	118	3 649	4 911

Core operating income	10 213	10 040	3 698	3 492	1 503	1 921	-75	135	159	873	-338	-552	15 160	15 909

as % of net sales	31.8%	30.9%	36.2%	35.1%	17.3%	20.3%	-4.0%	6.8%	4.3%	18.9%			26.7%	27.2%

Income from associated companies	-2	-3	16		5	4	3	2			530	525	552	528

Core adjustments to income from associated companies, net of tax			-16								219	251	203	251

Interest expense													-724	-751

Other financial income and expense													-96	-2

Taxes (adjusted for above items)													-2 284	-2 445

Core net income													12 811	13 490

Core net income attributable to shareholders													12 698	13 273

Core EPS (USD)													5.25	5.57

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 981	709	122	20	24	10 856	11 034

Operating income	2 481	731	201	104	157	3 674	3 550

Income before taxes	2 430	754	201	104	157	3 646	3 555

Taxes[5]	-348					-544	-544

Net income	2 082					3 102	3 011

EPS (USD)[6]	0.84					1.27	1.23

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 087	709	122	20	24	-4 212	-4 079

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-3 852			1		-3 851	-3 997

Research & Development	-2 621	22	66		66	-2 467	-2 485

General & Administration	-788				3	-785	-801

Other income	280		-1		-20	259	-6

Other expense	-519		14	83	84	-338	-195

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	167	23				190	191

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 40 million and USD -17 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income, and Other expense include principally net impairment charges of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes an acquisition related inventory step-up adjustment; Marketing & Sales and Other expense relate to Alcon and Fougera integration costs.

[4] Other exceptional items: Cost of goods sold, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an additional charge of product recalls related to a US production plant and an impairment of a long-term asset; Research & Development also includes a net USD 64 million increase of a contingent consideration liability related to business combinations; General & Administration includes exceptional IT-related costs; Other income includes a divestment gain and reversal of prior year restructuring charges; Other expense includes principally restructuring charges of USD 26 million, a legal settlement related to a US production plant, and charges for transforming IT and finance processes .

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.2 billion to arrive at the core results before tax amounts to USD 196 million. This results in the average tax rate on the adjustments being 16.1%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	38 805	2 786	174	39	43	41 847	43 839

Operating income	11 511	2 876	356	330	87	15 160	15 909

Income before taxes	11 243	3 045	356	364	87	15 095	15 935

Taxes[5]	-1 625					-2 284	-2 445

Net income	9 618					12 811	13 490

EPS (USD)[6]	3.93					5.25	5.57

The following are adjustments to arrive at Core Gross Profit

Other revenues	888				-56	832	809

Cost of goods sold	-18 756	2 786	174	39	99	-15 658	-15 653

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-14 353			1		-14 352	-15 077

Research & Development	-9 332	87	109		20	-9 116	-9 239

General & Administration	-2 937				14	-2 923	-2 957

Other income	1 187		-1		-373	813	443

Other expense	-1 859	3	74	290	383	-1 109	-1 100

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	552	169		34		755	779

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 153 million and USD 16 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Cost of goods sold, Research & Development, Other income, and Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes acquisition related inventory step-up adjustments; Marketing & Sales and Other expense relate to Alcon and Fougera integration costs; Income from associated companies includes a USD 16 million revaluation gain on the initial interest in an acquired company and the Novartis share of USD 50 million restructuring charge related to Roche.

[4] Other exceptional items: Other revenues include an income of USD 56 million related to an intellectual property settlement and license agreement; Cost of goods sold, Research & Development, Other income, and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an additional charge of USD 22 million for product recalls related to a US production plant; Research & Development also includes a net USD 18 million increase of contingent consideration liabilities related to business combinations; General & Administration includes exceptional IT-related costs; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of USD 93 million, a reversal of prior year restructuring charges of USD 76 million, and a gain on divestment related to the Novartis Venture Funds of USD 51 million; Other expense includes principally a restructuring charge of USD 149 million related to the US business, and charges for transforming IT and finance processes of USD 117 million.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 3.9 billion to arrive at the core results before tax amounts to USD 659 million. This results in the average tax rate on the adjustments being 17.1%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 667	72	120		9	6 868	6 923

Operating income	1 924	86	186		85	2 281	2 289

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 788	72	120		9	-1 587	-1 607

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 009	14	66		65	-1 864	-1 853

Other income	80		-1		-14	65	41

Other expense	-189		1		25	-163	-123

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairments related to marketed products; Research & Development includes principally impairment charges related to In Process Research & Development; Other income includes reversal of impairment of property, plant & equipment; Other expense includes impairments primarily of financial assets.

[3] Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally an increase of a contingent consideration liability related to a business combination; Other income includes a product divestment gain of USD 10 million and restructuring provision releases; Other expense includes an additional restructuring charge related to the European and Asian Business.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	26 323	270	120		54	26 767	27 365

Operating income	9 598	322	238		55	10 213	10 040

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-6 578	270	120		54	-6 134	-5 884

The following are adjustments to arrive at Core Operating Income

Research & Development	-6 918	52	91		78	-6 697	-6 860

Other income	577		-1		-303	273	177

Other expense	-755		28		226	-501	-666

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairments related to marketed products; Research & Development includes principally impairment charges related to In Process Research & Development; Other income includes reversal of impairment of property, plant & equipment; Other expense includes impairments of property, plant & equipment and financial assets.

[3] Other exceptional items: Cost of goods sold, Research & Development, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally an increase of a contingent consideration liability related to a business combination; Other income includes a provision reduction of USD 137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of USD 93 million, and reversal of prior year restructuring charges of USD 70 million; Other expense includes a restructuring charge of USD 149 million related to the US business, an additional legal settlement provision of USD 19 million and an additional provision of USD 19 million related to Tekturna/Rasilez clinical studies, and a restructuring charge of USD 42 million related to the European and Asian business.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 402	478			8	1 888	1 796

Operating income	323	480		83	13	899	796

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 196	478			8	-710	-656

The following are adjustments to arrive at Core Operating Income

Research & Development	-229	2				-227	-236

General & Administration	-128				3	-125	-124

Other income	8				-1	7	5

Other expense	-120			83	3	-34	3

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[3] Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	5 716	1 906	1		16	7 639	7 389

Operating income	1 465	1 915	17	264	37	3 698	3 492

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-4 618	1 906	1		16	-2 695	-2 634

The following are adjustments to arrive at Core Operating Income

Research & Development	-975	9	16			-950	-869

General & Administration	-510				14	-496	-496

Other income	49				-1	48	12

Other expense	-353			264	8	-81	-7

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairments of intangible assets; Research & Development includes impairment charges related to In Process Research & Development.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.
[4] Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 080	94	3	20	1	1 198	1 156

Operating income	284	96	6	23	5	414	408

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 383	94	3	20	1	-1 265	-1 225

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-428			1		-427	-402

Research & Development	-196	2				-194	-189

Other income	24				-3	21	12

Other expense	-96		3	2	7	-84	-71

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairments of property, plant & equipment.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes Fougera inventory step-up adjustment; Marketing & Sales and Other expense relate to Fougera integration costs.

[4] Other exceptional items: Cost of goods sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income and Other expense relate to a restructuring provision release; Other expense also includes exceptional remediation charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	3 867	356	46	36	4	4 309	4 746

Operating income	1 091	364	46	62	-60	1 503	1 921

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-5 126	356	46	36	4	-4 684	-5 055

The following are adjustments to arrive at Core Operating Income

Marketing & Sales	-1 561			1		-1 560	-1 591

Research & Development	-695	8	-3		-59	-749	-724

Other income	74				-10	64	76

Other expense	-244		3	25	5	-211	-217

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of goods sold includes impairments of intangible assets; Research & Development includes principally a reversal of impairment charges related to In Process Research & Development; Other expense includes impairments of property, plant & equipment.

[3] Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes Fougera related inventory step-up adjustment; Marketing & Sales and Other expense relate to Fougera integration costs.

[4] Other exceptional items: Cost of goods sold and Other income include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally a decrease of a contingent consideration liability related to a business combination; Other income also includes a restructuring provision release; Other expense includes exceptional remediation charges.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	286	51				337	387

Operating income	41	55	2		1	99	101

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-447	51				-396	-374

The following are adjustments to arrive at Core Operating Income

Research & Development	-105	4			1	-100	-131

Other expense	-43		2			-41	-12

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Other expense includes impairments primarily of property, plant & equipment.
[3] Other exceptional items: Research & Development includes restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	755	197		3	-56	899	1 172

Operating income	-250	215	12	3	-55	-75	135

The following are adjustments to arrive at Core Gross Profit

Other revenues	331				-56	275	295

Cost of goods sold	-1 478	197		3		-1 278	-1 192

The following are adjustments to arrive at Core Operating Income

Research & Development	-453	18	5		1	-429	-494

Other expense	-115		7			-108	-48

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairments of intangible assets; Other expense includes a facility impairment charge and impairments of financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes an acquisition related inventory step-up adjustment.
[4] Other exceptional items: Other revenues include an income related to an intellectual property settlement and license agreement; Research & Development includes restructuring charges related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	526	14	-1		6	545	753

Operating income	-12	14			21	23	166

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-452	14	-1		6	-433	-410

The following are adjustments to arrive at Core Operating Income

Other income	55				-2	53	4

Other expense	-48		1		17	-30	-6

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes the reversal of impairments of intangible assets; Other expense includes impairments of property, plant & equipment.
[3] Other exceptional items: Cost of goods sold includes an additional charge for product recalls related to a US production plant and an impairment of a long-term asset; Other income includes a restructuring provision release. Other expense includes a legal settlement related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges	Other exceptional items[3]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	2 050	57	7		25	2 139	3 109

Operating income	48	57	10		44	159	873

The following are adjustments to arrive at Core Gross Profit

Cost of goods sold	-1 729	57	7		25	-1 640	-1 634

The following are adjustments to arrive at Core Operating Income

Other income	75				-8	67	47

Other expense	-73		3		27	-43	-28

[1] Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairments of property, plant & equipment.
[3] Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an additional charge for product recalls related to a US production plant and an impairment of a long-term asset; Other income includes a restructuring provision release. Other expense includes a legal settlement related to a US production plant.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Fourth quarter  (unaudited)

	Q4 2012 IFRS results	Amortization of intangible assets	Impairments[1]	Acquisition or divestment related items, restructuring and integration charges[2]	Other exceptional items[3]	Q4 2012 Core results	Q4 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	20					20	19

Operating income	-79		7	-2	32	-42	-210

The following are adjustments to arrive at Core Operating Income

Other expense	-23		7	-2	32	14	14

[1] Impairments: Other expense includes impairments of property, plant & equipment and financial assets.
[2] Acquisition or divestment related items, restructuring and integration charges: Other expense includes an Alcon-related legal entity reorganization provision release.
[3] Other exceptional items: Other expense includes charges for transforming IT and finance processes.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – Full year  (unaudited)

	FY 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment related items, restructuring and integration charges[3]	Other exceptional items[4]	FY 2012 Core results	FY 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	94					94	58

Operating income	-441	3	33	1	66	-338	-552

The following are adjustments to arrive at Core Operating Income

Other income	389				-51	338	113

Other expense	-319	3	33	1	117	-165	-134

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments of property, plant & equipment and financial assets.
[3] Acquisition or divestment related items, restructuring and integration charges: Other expense includes Alcon-related legal entity reorganization charges.
[4] Other exceptional items: Other income includes a gain on divestment related to the Novartis Venture Funds; Other expense includes charges for transforming IT and finance processes.

Condensed consolidated changes in net debt  (unaudited)

Fourth quarter

	Q4 2012 USD m	Q4 2011 USD m

Change in cash and cash equivalents	961	-377

Change in marketable securities, financial debt and financial derivatives	2 471	3 545

Change in net debt	3 432	3 168

Net debt at October 1	-15 039	-18 322

Net debt at December 31	-11 607	-15 154

Full year

	FY 2012 USD m	FY 2011 USD m

Change in cash and cash equivalents	1 843	-1 610

Change in marketable securities, financial debt and financial derivatives	1 704	1 309

Change in net debt	3 547	-301

Net debt at January 1	-15 154	-14 853

Net debt at December 31	-11 607	-15 154

Components of net debt

	Dec 31, 2012 USD m	Dec 31, 2011 USD m

Current financial debts and derivative financial instruments	-5 945	-6 374

Non-current financial debts	-13 781	-13 855

Less liquidity:

Cash and cash equivalents	5 552	3 709

Marketable securities and derivative financial instruments	2 567	1 366

Net debt at December 31	-11 607	-15 154

Share information  (unaudited)

	Dec 31, 2012	Dec 31, 2011

Number of shares outstanding	2 420 620 174	2 406 693 857

Registered share price (CHF)	57.45	53.70

ADS price (USD)	63.30	57.17

Market capitalization (USD billion)	152.0	137.5

Market capitalization (CHF billion)	139.1	129.2

Free cash flow  (unaudited)

Fourth quarter

	Q4 2012 USD m	Q4 2011 USD m	Change USD m

Operating income	2 481	1 317	1 164

Reversal of non-cash items
Depreciation, amortization and impairments	1 384	1 964	-580

Change in provisions and other non-current liabilities	167	440	-273

Other	169	233	-64

Operating income adjusted for non-cash items	4 201	3 954	247

Interest and other financial receipts	18	22	-4

Interest and other financial payments	-108	34	-142

Taxes paid	-329	-670	341

Payments out of provisions and other net cash movements in non-current liabilities	-276	-380	104

Change in inventory and accounts receivable less accounts payable	1 452	1 376	76

Change in other net current assets and other operating cash flow items	-331	386	-717

Cash flows from operating activities	4 627	4 722	-95

Purchase of property, plant & equipment	-1 020	-785	-235

Purchase of intangible, financial and other non-current assets	-192	-75	-117

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	98	47	51

Free cash flow	3 513	3 909	-396

Full year

	FY 2012 USD m	FY 2011 USD m	Change USD m

Operating income	11 511	10 998	513

Reversal of non-cash items
Depreciation, amortization and impairments	4 954	5 980	-1 026

Change in provisions and other non-current liabilities	539	1 295	-756

Other	452	272	180

Operating income adjusted for non-cash items	17 456	18 545	-1 089

Interest and other financial receipts	689	470	219

Interest and other financial payments	-616	-687	71

Taxes paid	-2 022	-2 435	413

Payments out of provisions and other net cash movements in non-current liabilities	-1 173	-1 471	298

Change in inventory and accounts receivable less accounts payable	183	-492	675

Change in other net current assets and other operating cash flow items	-323	379	-702

Cash flows from operating activities	14 194	14 309	-115

Purchase of property, plant & equipment	-2 698	-2 167	-531

Purchase of intangible, financial and other non-current assets	-607	-407	-200

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	494	768	-274

Free cash flow	11 383	12 503	-1 120

Supplementary tables: Fourth quarter 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	428	3	751	-7	1 179	-5	-4

Diovan/Co–Diovan	Primary care	Hypertension	422	-22	570	-24	992	-25	-23

Lucentis	Ophthalmics	Age-related macular degeneration			634	17	634	15	17

Sandostatin	Oncology	Acromegaly	162	5	227	6	389	4	6

Exforge	Primary care	Hypertension	90	3	271	18	361	12	14

Zometa	Oncology	Cancer complications	142	-5	180	-15	322	-13	-11

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	190	35	159	160	349	72	74

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	114	12	152	-8	266	-2	0

Tasigna	Oncology	Chronic myeloid leukemia	96	33	195	48	291	41	43

Galvus	Primary care	Diabetes			255	33	255	28	33

Exjade	Oncology	Iron chelator	63	-13	174	14	237	3	6

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	16	-16	200	-4	216	-8	-5

Afinitor/Votubia	Oncology	Breast cancer	149	176	124	61	273	105	108

Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	0	187	-3	188	-6	-3

Reclast/Aclasta	Established medicines	Osteoporosis	91	-12	62	2	153	-7	-6

Myfortic	Integrated Hospital Care	Transplantation	65	3	99	22	164	12	14

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	109	-12	41	5	150	-9	-8

Comtan/Stalevo	Neuroscience	Parkinson’s disease	13	-75	101	2	114	-25	-24

Xolair	Critical Care	Asthma			130	6	130	0	2

Femara	Oncology	Breast cancer	7	40	104	-17	111	-17	-15

Top 20 products total			2 158	0	4 616	3	6 774	1	2

Rest of portfolio			395	-1	1 107	-3	1 502	-5	-3

Total Division sales			2 553	0	5 723	2	8 276	0	1

nm = not meaningful

Supplementary tables: Full year to December 31, 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

			US		Rest of world		Total

Brands	Business Franchise	Indication	USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1 698	16	2 977	-2	4 675	0	4

Diovan/Co–Diovan	Primary care	Hypertension	2 087	-11	2 330	-28	4 417	-22	-21

Lucentis	Ophthalmics	Age-related macular degeneration			2 398	22	2 398	17	22

Sandostatin	Oncology	Acromegaly	649	13	863	5	1 512	5	8

Exforge	Primary care	Hypertension	358	10	994	18	1 352	12	16

Zometa	Oncology	Cancer complications	561	-13	727	-10	1 288	-13	-11

Gilenya	Neuroscience	Relapsing Multiple Sclerosis	727	90	468	nm	1 195	142	147

Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	428	14	622	-4	1 050	-2	2

Tasigna	Oncology	Chronic myeloid leukemia	351	38	647	47	998	39	44

Galvus	Primary care	Diabetes			910	43	910	34	43

Exjade	Oncology	Iron chelator	251	-3	619	11	870	2	7

Neoral/Sandimmun	Integrated Hospital Care	Transplantation	64	-10	757	-6	821	-9	-6

Afinitor/Votubia	Oncology	Breast cancer	412	142	385	49	797	80	85

Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	-75	758	1	759	-4	0

Reclast/Aclasta	Established medicines	Osteoporosis	354	-8	236	9	590	-4	-2

Myfortic	Integrated Hospital Care	Transplantation	239	20	340	14	579	12	16

Ritalin/Focalin	Additional products	Attention Deficit/ Hyperactivity Disorder	402	1	152	8	554	1	3

Comtan/Stalevo	Neuroscience	Parkinson’s disease	147	-31	383	0	530	-14	-11

Xolair	Critical Care	Asthma			504	15	504	5	12

Femara	Oncology	Breast cancer	22	-90	416	-37	438	-52	-50

Top 20 products total			8 751	6	17 486	3	26 237	0	4

Rest of portfolio			1 641	-3	4 275	-5	5 916	-7	-4

Total Division sales			10 392	4	21 761	1	32 153	-1	2

nm = not meaningful

Pharmaceuticals net sales by business franchise – Fourth quarter  (unaudited)

	Q4 2012 USD m	Q4 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	992	1 318	-25	-23

Exforge	361	323	12	14

Subtotal Valsartan Group	1 353	1 641	-18	-16

Tekturna/Rasilez	81	108	-25	-23

Subtotal Hypertension	1 434	1 749	-18	-16

Galvus	255	199	28	33

Arcapta Neohaler/Onbrez Breezhaler	38	32	19	25

Other	3	0	nm	nm

Total strategic franchise products	1 730	1 980	-13	-11

Established medicines	350	450	-22	-20

Total Primary Care products	2 080	2 430	-14	-12

Oncology
Gleevec/Glivec	1 179	1 238	-5	-4

Tasigna	291	207	41	43

Subtotal Bcr-Abl franchise	1 470	1 445	2	3

Sandostatin	389	374	4	6

Zometa	322	368	-13	-11

Exjade	237	229	3	6

Afinitor/Votubia	273	133	105	108

Femara	111	134	-17	-15

Other	56	46	22	21

Total Oncology products	2 858	2 729	5	6

Specialty - Neuroscience
Gilenya	349	203	72	74

Exelon/Exelon Patch	266	271	-2	0

Comtan/Stalevo	114	152	-25	-24

Extavia	44	39	13	16

Other (including Fanapt)	11	17	-35	-23

Total strategic franchise products	784	682	15	17

Established medicines	118	133	-11	-9

Total Neuroscience products	902	815	11	13

Specialty - Ophthalmics
Lucentis	634	550	15	17

Other	21	28	-25	-23

Total Opthalmics products	655	578	13	15

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	216	234	-8	-5

Myfortic	164	146	12	14

Zortress/Certican	58	49	18	21

Ilaris	19	12	58	61

Other	105	92	14	14

Total strategic franchise products	562	533	5	7

Everolimus stent drug	45	44	2	5

Established medicines	329	304	8	9

Total IHC products	936	881	6	8

Specialty - Critical Care
Xolair	130	130	0	2

TOBI	90	79	14	16

Total Critical Care products	220	209	5	7

Additional products
Voltaren (excl. OTC)	188	200	-6	-3

Ritalin/Focalin	150	165	-9	-8

Tegretol	93	98	-5	-3

Trileptal	67	68	-1	0

Foradil	55	76	-28	-26

Other	72	64	13	15

Total additional products	625	671	-7	-5

Total strategic franchise products	6 809	6 711	1	3

Total established medicines and additional products	1 467	1 602	-8	-7

Total Division net sales	8 276	8 313	0	1

* includes Transplantation
nm = non meaningful

Pharmaceuticals net sales by business franchise – Full year  (unaudited)

	FY 2012 USD m	FY 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	4 417	5 665	-22	-21

Exforge	1 352	1 209	12	16

Subtotal Valsartan Group	5 769	6 874	-16	-14

Tekturna/Rasilez	383	557	-31	-29

Subtotal Hypertension	6 152	7 431	-17	-16

Galvus	910	677	34	43

Arcapta Neohaler/Onbrez Breezhaler	134	103	30	39

Other	3	0	nm	nm

Total strategic franchise products	7 199	8 211	-12	-10

Established medicines	1 532	1 795	-15	-11

Total Primary Care products	8 731	10 006	-13	-10

Oncology
Gleevec/Glivec	4 675	4 659	0	4

Tasigna	998	716	39	44

Subtotal Bcr-Abl franchise	5 673	5 375	6	9

Sandostatin	1 512	1 443	5	8

Zometa	1 288	1 487	-13	-11

Exjade	870	850	2	7

Afinitor/Votubia	797	443	80	85

Femara	438	911	-52	-50

Other	173	163	6	10

Total Oncology products	10 751	10 672	1	4

Specialty - Neuroscience
Gilenya	1 195	494	142	147

Exelon/Exelon Patch	1 050	1067	-2	2

Comtan/Stalevo	530	614	-14	-11

Extavia	159	154	3	9

Other (including Fanapt)	62	46	35	38

Total strategic franchise products	2 996	2 375	26	30

Established medicines	483	547	-12	-7

Total Neuroscience products	3 479	2 922	19	23

Specialty - Ophthalmics
Lucentis	2 398	2 050	17	22

Other	88	113	-22	-16

Total Opthalmics products	2 486	2 163	15	20

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	821	903	-9	-6

Myfortic	579	518	12	16

Zortress/Certican	210	187	12	20

Ilaris	72	48	50	56

Other	398	363	10	14

Total strategic franchise products	2 080	2 019	3	7

Everolimus stent drug	256	256	0	5

Established medicines	1 160	1 220	-5	-3

Total IHC products	3 496	3 495	0	3

Specialty - Critical Care
Xolair	504	478	5	12

TOBI	317	296	7	9

Total Critical Care products	821	774	6	11

Additional products
Voltaren (excl. OTC)	759	794	-4	0

Ritalin/Focalin	554	550	1	3

Tegretol	348	364	-4	0

Trileptal	279	263	6	10

Foradil	240	312	-23	-17

Other	209	193	8	10

Total additional products	2 389	2 476	-4	0

Total strategic franchise products	26 333	26 214	0	4

Total established medicines and additional products	5 820	6 294	-8	-4

Total Division net sales	32 153	32 508	-1	2

* includes Transplantation
nm = non meaningful

Net sales by region1 – Fourth quarter  (unaudited)

	Q4 2012	Q4 2011	% change		Q4 2012	Q4 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 688	2 823	-5	-2	32	34

US	2 553	2 559	0	0	31	31

Asia/Africa/Australasia	2 266	2 179	4	6	27	26

Canada and Latin America	769	752	2	5	10	9

Total	8 276	8 313	0	1	100	100

Of which in Established Markets	6 316	6 397	-1	0	76	77

Of which in Emerging Growth Markets	1 960	1 916	2	4	24	23

Alcon

Europe	700	696	1	3	27	29

US	979	928	6	6	38	38

Asia/Africa/Australasia	618	529	17	19	24	22

Canada and Latin America	279	272	3	4	11	11

Total	2 576	2 425	6	8	100	100

Of which in Established Markets	1 945	1 888	3	4	76	78

Of which in Emerging Growth Markets	631	537	18	19	24	22

Sandoz

Europe	1 123	1 107	1	4	47	48

US	810	771	5	5	34	34

Asia/Africa/Australasia	287	247	16	18	12	11

Canada and Latin America	167	169	-1	0	7	7

Total	2 387	2 294	4	6	100	100

Of which in Established Markets	1 767	1 728	2	4	74	75

Of which in Emerging Growth Markets	620	566	10	12	26	25

Vaccines and Diagnostics

Europe	283	316	-10	-8	45	47

US	192	179	7	7	31	27

Asia/Africa/Australasia	83	106	-22	-20	13	16

Canada and Latin America	70	70	0	0	11	10

Total	628	671	-6	-5	100	100

Of which in Established Markets	493	502	-2	-1	79	75

Of which in Emerging Growth Markets	135	169	-20	-18	21	25

Consumer Health

Europe	464	458	1	3	48	42

US	176	283	-38	-38	18	26

Asia/Africa/Australasia	205	208	-1	0	21	19

Canada and Latin America	116	129	-10	-8	13	13

Total	961	1 078	-11	-10	100	100

Of which in Established Markets	601	730	-18	-17	63	68

Of which in Emerging Growth Markets	360	348	3	5	37	32

Group Total

Europe	5 258	5 400	-3	0	35	37

US	4 710	4 720	0	0	32	32

Asia/Africa/Australasia	3 459	3 269	6	8	23	22

Canada and Latin America	1 401	1 392	1	3	10	9

Total	14 828	14 781	0	2	100	100

Of which in Established Markets	11 122	11 245	-1	0	75	76

Of which in Emerging Growth Markets	3 706	3 536	5	7	25	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Net sales by region1 – Full year  (unaudited)

	FY 2012	FY 2011	% change		FY 2012	FY 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	10 238	11 595	-12	-5	32	36

US	10 392	9 973	4	4	32	31

Asia/Africa/Australasia	8 434	7 928	6	8	26	24

Canada and Latin America	3 089	3 012	3	9	10	9

Total	32 153	32 508	-1	2	100	100

Of which in Established Markets	24 778	25 172	-2	1	77	77

Of which in Emerging Growth Markets	7 375	7 336	1	6	23	23

Alcon

Europe	2 710	2 835	-4	2	27	28

US	4 016	3 810	5	5	39	38

Asia/Africa/Australasia	2 395	2 207	9	10	23	22

Canada and Latin America	1 104	1 106	0	5	11	12

Total	10 225	9 958	3	5	100	100

Of which in Established Markets	7 805	7 698	1	3	76	77

Of which in Emerging Growth Markets	2 420	2 260	7	13	24	23

Sandoz

Europe	4 225	4 445	-5	2	49	47

US	2 786	3 300	-16	-16	32	35

Asia/Africa/Australasia	1 057	1 064	-1	3	12	11

Canada and Latin America	634	664	-5	0	7	7

Total	8 702	9 473	-8	-4	100	100

Of which in Established Markets	6 402	7 093	-10	-6	74	75

Of which in Emerging Growth Markets	2 300	2 380	-3	3	26	25

Vaccines and Diagnostics

Europe	658	668	-1	3	35	33

US	746	737	1	1	40	37

Asia/Africa/Australasia	273	373	-27	-23	15	19

Canada and Latin America	181	218	-17	-14	10	11

Total	1 858	1 996	-7	-4	100	100

Of which in Established Markets	1 434	1 512	-5	-3	77	76

Of which in Emerging Growth Markets	424	484	-12	-9	23	24

Consumer Health

Europe	1 877	1 964	-4	2	50	42

US	652	1 405	-54	-54	17	30

Asia/Africa/Australasia	777	782	-1	2	21	17

Canada and Latin America	429	480	-11	-6	12	11

Total	3 735	4 631	-19	-16	100	100

Of which in Established Markets	2 415	3 299	-27	-24	65	71

Of which in Emerging Growth Markets	1 320	1 332	-1	5	35	29

Group Total

Europe	19 708	21 507	-8	-2	35	37

US	18 592	19 225	-3	-3	33	33

Asia/Africa/Australasia	12 936	12 354	5	6	23	21

Canada and Latin America	5 437	5 480	-1	5	9	9

Total	56 673	58 566	-3	0	100	100

Of which in Established Markets	42 834	44 774	-4	-2	76	76

Of which in Emerging Growth Markets	13 839	13 792	0	6	24	24

[1] Net sales from operations by location of third party customer. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Principal currency translation rates

Fourth quarter

	Average rates Q4 2012 USD	Average rates Q4 2011 USD	Period-end rates Dec 31, 2012 USD	Period-end rates Dec 31, 2011 USD

1 CHF	1.074	1.096	1.093	1.064

1 EUR	1.297	1.348	1.319	1.294

1 GBP	1.606	1.572	1.616	1.543

100 JPY	1.232	1.293	1.161	1.289

Full year

	Average rates FY 2012 USD	Average rates FY 2011 USD	Period-end rates Dec 31, 2012 USD	Period-end rates Dec 31, 2011 USD

1 CHF	1.067	1.130	1.093	1.064

1 EUR	1.286	1.392	1.319	1.294

1 GBP	1.585	1.603	1.616	1.543

100 JPY	1.254	1.255	1.161	1.289

Income from associated companies

	Q4 2012 USD m	Q4 2011 USD m	FY 2012 USD m	FY 2011 USD m

Share of estimated Roche reported net income[1]	208	158	691	661

Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-40	-39	-153	-162

Net income effect from Roche	168	119	538	499

Net income from other associated companies	-1	11	14	29

Income from associated companies	167	130	552	528

[1] Includes Novartis share of Roche restructuring charges in 2012 of USD 50 million recognized in Q3; 2011 USD 41 million relating to 2010 disclosed by Roche after publication of the Novartis 2010 consolidated financial statements.

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “expected”, “proposed”, “momentum”, “positive CHMP opinion”, ”pipeline”, “anticipates”, “potential”, “outlook”, “expects”, “could”, “anticipate”, ”priorities”, “will”, “recommended”, “positive opinion”, “submission”, “submitted”, “plans”, “due to initiate”, “promise”, “strategy”, “future”, “on track”, “expect”, “committed,” “unforeseen events”, “would”, “should”, “filing,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Group or any of its divisions in the near- and long-term; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results, either in the near-term or in the long-term. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of our efforts at the Sandoz and Alcon sites that are subject to Warning Letters, and with respect to our efforts to restart production of products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties necessarily involved in long-term financial projections; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 128,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis has issued its Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its annual report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 22, 2013                                   Annual General Meeting
April 24, 2013                                          First quarter results 2013
July 17, 2013                                           Second quarter results 2013
October 22, 2013                                    Third quarter results 2013